Form 10-K, Exhibit 13
period 1996-12-31
AETRIUM INC
filed 1997-03-31
CIK 908598

[PHOTO]
The Aetrium(R) SOIC Contactor shown is a printing graphic image to enhance the effect of the 1996 Annual Report and has nothing to do with the copy.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS: The following table sets forth certain statements of income items as a percentage of net sales for 1996, 1995 and 1994:


                                                 1996              1995               1994
---------------------------------------------------------------------------------------------
Net sales                                       100.0%            100.0%             100.0%
Cost of goods sold                               44.9              42.9               37.3
---------------------------------------------------------------------------------------------
Gross profit                                     55.1              57.1               62.7
---------------------------------------------------------------------------------------------
Operating expenses:
     Selling, general and administrative         20.8              24.2               26.5
     Research and development                    13.1              10.4               12.4
     Acquisition related charge                    --              13.3               19.0
---------------------------------------------------------------------------------------------
Total operating expenses                         33.9              47.9               57.9
---------------------------------------------------------------------------------------------
Income from operations                           21.2               9.2                4.8
Other income, net                                 1.9                .9                1.4
---------------------------------------------------------------------------------------------
Income before income taxes                       23.1              10.1                6.2
Provision for income taxes                       (7.3)             (3.0)              (1.9)
---------------------------------------------------------------------------------------------
Net income                                       15.8%              7.1%               4.3%
---------------------------------------------------------------------------------------------

NET SALES: The following table sets forth the various components of net sales by product line as a percentage of total sales:

                                                 1996              1995               1994
---------------------------------------------------------------------------------------------
Test handlers                                      59%               53%                56%
Automation modules                                 15                18                 20
Reliability and environmental test equipment       13                 6                  4
Change kits and spare parts                        13                23                 20
---------------------------------------------------------------------------------------------
                                                  100%              100%               100%
---------------------------------------------------------------------------------------------


Net sales increased 23% to $58.4 million in 1996, compared with $47.6 million in 1995 and $26.1 million in 1994. Equipment sales increased in 1996 across all product lines, including test handlers, automation modules, and reliability/environmental test equipment. Test handler sales increased during the three year period due to higher unit volume, increased average selling prices, new customer penetration, and a generally strong semiconductor industry through early 1996. The company's acquisition in November 1994 of its test handler product line manufactured in San Diego, California contributed substantially to the increase in test handler sales in 1995. The acquisition in December 1995 of the environmental test equipment product line located in Lawrence, Massachusetts was the primary contributor to the increase in sales of reliability and environmental test equipment in 1996. Sales of change kits and spare parts increased significantly in 1995 primarily due to the inclusion of the San Diego Division results, which were at particularly high levels in 1995 due to a focused effort to shorten lead times on spares orders and reduce the elevated past due backlog which existed at the time of the acquisition in late 1994. Sales of change kits and spare parts declined in 1996 as spare parts sales at the San Diego Division decreased to normal levels in the first half of 1996 and sales in general declined in the second half of 1996 due to a slowdown in the semiconductor industry.

[PHOTO]
The Aetrium(R) PLCC Contactor shown is a printing graphic image to enhance the effect of the 1996 Annual Report and has nothing to do with the copy.

GROSS PROFIT: Gross profit increased 18% to approximately $32.2 million in 1996 compared to $27.2 million for 1995 and $16.4 million in 1994. As a percentage of net sales, gross profit amounted to 55.1%, 57.1%, and 62.7% in 1996, 1995, and 1994 respectively. Gross profit margins for the St. Paul, Minnesota-based business units increased in 1995 and 1996 due to price increases, continued efficiency improvements and a generally favorable product mix. The St. Paul business units' margin improvement in 1995 was offset by a full year of improving but lower margin shipments from the San Diego Division, resulting in a consolidated gross margin of 57.1% for 1995 compared with 62.7% of net sales for 1994. Gross profit margins decreased to 55.1% in 1996, primarily due to the inclusion of the lower margin sales of the Lawrence Division, which was acquired in December 1995. Although the gross profit margins for the San Diego and Lawrence divisions improved during 1996, the company believes they will continue to dilute the company's overall gross profit margin for the foreseeable future.

SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses increased 6% to $12.2 million in 1996 compared with $11.5 million in 1995 and $6.9 million in 1994. The increase is primarily attributable to higher expenses to support the San Diego and Lawrence divisions acquired in 1994 and 1995 respectively. These increases were offset somewhat by lower commissions expense in 1996 resulting from increased sales to noncommissionable accounts. Also, management compensation was lower in 1996 as a result of salary and incentive reductions in the second half of the year based on the company's operating results. As a percentage of net sales, selling, general and administrative expenses decreased to 20.8%, 24.2%, and 26.5% in 1996, 1995, and 1994 respectively primarily because fixed expenses increased at a slower rate than net sales.

RESEARCH AND DEVELOPMENT: Research and development expenses increased 53% to $7.6 million in 1996 compared with $5.0 million in 1995 and $3.2 million in 1994. The increase in 1995 is primarily attributable to the inclusion of the San Diego Division acquired in late 1994 and the increase in 1996 is primarily attributable to the inclusion of the Lawrence Division acquired in December 1995. As a percentage of net sales, research and development expenses amounted to 13.1%, 10.4%, and 12.4% in 1996, 1995, and 1994 respectively. Over time, the company expects that research and development spending will generally average 12% of net sales.

ACQUISITION RELATED CHARGES: Effective December 29, 1995, the company acquired substantially all of the assets and assumed certain liabilities of EJ Systems, Inc. ("EJ"). On November 28, 1994 the company acquired substantially all of the assets and assumed certain liabilities of SymTek Systems, Inc. ("SymTek"). These acquisitions were accounted for using the purchase method and, accordingly, the acquired assets and liabilities were recorded at their estimated fair market values at the date of each acquisition.

[PHOTO]
The Aetrium(R) Plunge-to-Board Contactor shown is a printing graphic image to enhance the effect of the 1996 Annual Report and has nothing to do with the copy.

In each acquisition, a portion of the purchase price was allocated to research and development activities that were in-process at the time of the acquisition and had not yet reached technological feasibility. The amounts allocated to in-process research and development amounted to $6.3 million for the EJ acquisition and $4.9 million for the SymTek acquisition, and were recorded as an operating expense in 1995 and 1994 respectively. These amounts are reflected in the accompanying consolidated statements of income under the caption "acquisition related charge." See Note 6 to the Consolidated Financial Statements.

OTHER INCOME, NET: Other income, net, increased substantially in 1996 to $1.1 million compared with $.4 million in 1995 and 1994. The increase is attributable to increased interest income earned on higher invested cash balances resulting from the proceeds of a stock offering completed in late 1995.

INCOME TAX EXPENSE: Income tax expense was provided for at an effective rate of 31.5% in 1996 and 30% in 1995 and 1994. The higher rate in 1996 is due primarily to the expiration of the federal research credit during portions of 1995 and 1996 and a reduced foreign sales corporation benefit in 1996 due to lower offshore sales. The company's effective tax rate compares favorably with federal and state statutory rates primarily due to benefits associated with the company's foreign sales corporation and research tax credits as well as the implementation of various tax planning strategies, including the investment of excess funds in tax-exempt securities.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES: Cash and short term investments increased by approximately $.5 million in 1996 to $35.8 million. Cash generated from 1996 operations was $10.1 million. Approximately $ 7.3 million was used to pay the indebtedness related to the EJ acquisition and $1.4 million was used for capital expenditures. As of December 31, 1996, there was no long term debt.

Accounts receivable decreased 23% to $8.0 million at December 31, 1996 compared to $10.4 million at December 31, 1995 primarily because 1996 fourth quarter net sales were 27% lower than fourth quarter 1995 net sales due to a general slowdown in the semiconductor industry in the second half of 1996.

Inventories increased from $8.7 million at December 31, 1995 to a peak level of $11.6 million at June 30, 1996 to support higher sales levels in the first half of 1996 and declined to $10.3 million at December 31, 1996 as sales levels decreased in the second half of the year.

The company has a $5.0 million line of credit agreement with Harris Trust and Savings Bank of Chicago, Illinois. Borrowings under this agreement are secured by receivables, inventory and general intangibles. Borrowing is limited to a percentage of eligible receivables and inventory. There were no line of credit advances outstanding as of December 31, 1996 or 1995.

[PHOTO]
The Aetrium(R) PLCC Contactor shown is a printing graphic image to enhance the effect of the 1996 Annual Report and has nothing to do with the copy. This is a repeated graphic image from page 13.

The company believes its cash and short term investments of $35.8 million at December 31, 1996, funds generated from operations, and borrowings available under its credit facility will be sufficient to meet capital expenditure and working capital needs for at least 24 months. The company may acquire other companies, product lines or technologies that are complementary to the company's business and the company's working capital needs may change as a result of such acquisitions.

BUSINESS RISKS AND UNCERTAINTIES: A number of risks and uncertainties exist which could impact the company's future operating results. These uncertainties include, but are not limited to, general economic conditions, competition, changes in rates of capital spending by semiconductor manufacturers, the company's success in developing new products and technologies, market acceptance of new products, and other factors, including those set forth in the company's SEC filings, including its current report on Form 10-K for the year ended December 31,1996.


--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders and Board of Directors of Aetrium Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aetrium Incorporated and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP

Minneapolis, Minnesota
January 31, 1997

                  CONSOLIDATED STATEMENTS OF INCOME
                                                                             Year Ended December 31,
                                                                  1996                1995                1994
-------------------------------------------------------------------------------------------------------------------
NET SALES                                                     $  58,387,108      $   47,630,639      $   26,091,104
     Cost of goods sold                                          26,218,862          20,450,299           9,734,733
-------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                     32,168,246          27,180,340          16,356,371
-------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
     Selling, general and administrative                         12,161,441          11,509,977           6,931,094
     Research and development                                     7,630,572           4,972,762           3,238,716
     Acquisition related charge                                          --           6,338,590           4,948,807
-------------------------------------------------------------------------------------------------------------------
              Total operating expenses                           19,792,013          22,821,329          15,118,617
-------------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                           12,376,233           4,359,011           1,237,754
     Other income, net                                            1,116,197             434,734             376,805
-------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                       13,492,430           4,793,745           1,614,559
     Provision for income taxes                                  (4,250,000)         (1,438,000)           (484,000)
-------------------------------------------------------------------------------------------------------------------

NET INCOME                                                    $   9,242,430      $    3,355,745      $    1,130,559
-------------------------------------------------------------------------------------------------------------------

NET INCOME PER COMMON SHARE                                   $        1.08      $          .46      $          .16
-------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING                                   8,591,000           7,353,000           6,913,000

===================================================================================================================
See accompanying notes to the consolidated financial statements.                                  AETRIUM INC. 1996


                  CONSOLIDATED BALANCE SHEETS
                                                                                            December 31,
                                                                                      1996                1995
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                   $   34,756,218      $   35,291,200
     Short term investments                                                           1,028,201                  --
     Accounts receivable, net of allowance for doubtful
       accounts of $799,400 and $287,200, respectively                                8,032,064          10,442,171
     Inventories                                                                     10,332,048           8,660,803
     Deferred taxes                                                                   1,009,545             904,212
     Other current assets                                                               354,266             439,490
-------------------------------------------------------------------------------------------------------------------
              Total current assets                                                   55,512,342          55,737,876
-------------------------------------------------------------------------------------------------------------------
Property and equipment:
     Furniture and fixtures                                                             851,559             516,671
     Equipment                                                                        3,683,434           2,945,651
-------------------------------------------------------------------------------------------------------------------
                                                                                      4,534,993           3,462,322
     Less accumulated depreciation and amortization                                  (2,275,700)         (1,864,563)
-------------------------------------------------------------------------------------------------------------------
              Property and equipment, net                                             2,259,293           1,597,759
-------------------------------------------------------------------------------------------------------------------

Noncurrent deferred taxes                                                             2,518,769           2,704,102
Intangible and other assets, net                                                      1,427,577           1,560,004
-------------------------------------------------------------------------------------------------------------------
              Total assets                                                       $   61,717,981      $   61,599,741
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Acquisition related obligation                                              $           --      $    7,507,323
     Current portion of long-term debt                                                       --              40,400
     Trade accounts payable                                                           1,040,760           1,732,281
     Accrued compensation and commissions                                             1,515,069           1,825,886
     Other accrued expenses                                                           1,181,896           1,285,509
     Income taxes payable                                                                    --             652,375
-------------------------------------------------------------------------------------------------------------------
              Total current liabilities                                               3,737,725          13,043,774
-------------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                                                         --             134,667
Commitments and contingencies
Shareholders' equity:
     Common stock, $.001 par value; 16,000,000 shares
       authorized; 8,449,420 and 8,302,810 shares issued and
       outstanding, respectively                                                          8,449               8,303
     Additional paid-in capital                                                      43,279,344          42,962,964
     Retained earnings                                                               14,692,463           5,450,033
-------------------------------------------------------------------------------------------------------------------
              Total shareholders' equity                                             57,980,256          48,421,300
-------------------------------------------------------------------------------------------------------------------
              Total liabilities and shareholders' equity                         $   61,717,981      $   61,599,741
===================================================================================================================
See accompanying notes to the consolidated financial statements.                                 AETRIUM INC. 1996



           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                   Common Stock                            Stock                          Total
                                 ------------------     Additional     Subscription     Retained      Shareholders'
                                 Shares      Amount   Paid-in Capital   Receivable      Earnings         Equity
-------------------------------------------------------------------------------------------------------------------
BALANCE DEC. 31, 1993           6,677,509   $  6,678   $  19,237,175    $ (130,000)  $     963,729   $   20,077,582
     Common stock received
       in payment of note
       and stock subscription
       receivable                 (27,279)       (27)       (175,013)      130,000              --          (45,040)
     Exercise of stock options    235,307        235         326,057            --              --          326,292
     Exercise of stock warrants    12,499         12          33,320            --              --           33,332
     Repurchase of common
       stock in connection
       with exercise of stock
       rights                     (92,926)       (93)       (672,625)           --              --         (672,718)
     Tax benefit related to
       exercise of stock
       options                         --         --         472,632            --              --          472,632
     Net income                        --         --              --            --       1,130,559        1,130,559
-------------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1994           6,805,110      6,805      19,221,546            --       2,094,288       21,322,639
     Exercise of stock options    290,726        291       1,364,376            --              --        1,364,667
     Exercise of stock warrants   135,000        135         944,865            --              --          945,000
     Repurchase of common
       stock in connection
       with exercise of stock
       rights                    (193,004)      (193)     (3,200,153)           --              --       (3,200,346)
     Tax benefit related to
       exercise of stock options       --         --         997,433            --              --          997,433
     Purchase of
       fractional shares              (22)        --            (392)           --              --             (392)
     Common stock issued
       in stock offering,
       including exercise of
       over-allotment option,
       net of expenses          1,265,000      1,265      23,635,289            --              --       23,636,554
     Net income                        --         --              --            --       3,355,745        3,355,745
-------------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1995           8,302,810      8,303      42,962,964            --       5,450,033       48,421,300
     Exercise of stock options    289,071        289       1,703,584            --              --        1,703,873
     Repurchase of common
       stock in connection
       with exercise of stock
       options                   (142,461)      (143)     (2,398,173)           --              --       (2,398,316)
     Tax benefit related to
       exercise of stock options       --         --       1,010,969            --              --        1,010,969
     Net income                        --         --              --            --       9,242,430        9,242,430
-------------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1996           8,449,420   $  8,449   $  43,279,344    $       --   $  14,692,463   $   57,980,256
===================================================================================================================

See accompanying notes to the consolidated financial statements.                                 AETRIUM INC. 1996




                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                             Year Ended December 31,
                                                                  1996                1995                1994
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                               $   9,242,430      $    3,355,745      $    1,130,559
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation and amortization                              903,992             727,741             397,291
         Acquisition related charge                                      --           6,338,590           4,948,807
         Deferred taxes                                              80,000          (1,804,000)           (931,000)
         Changes in assets and liabilities, net of affects of
           acquired businesses:
              Accounts receivable, net                            2,410,107          (3,457,934)           (479,737)
              Inventories                                        (1,671,245)         (3,199,674)            654,585
              Other current assets                                   85,224            (183,886)            (31,436)
              Intangible and other assets                             2,484             184,288                 864
              Trade accounts payable                               (691,521)            808,824            (341,305)
              Accrued compensation and commissions                 (310,817)            332,773             210,404
              Other accrued expenses                               (323,613)           (634,405)            131,606
              Income taxes payable                                  358,594           1,549,809             385,987
-------------------------------------------------------------------------------------------------------------------
                  Net cash provided by operating activities      10,085,635           4,017,871           6,076,625
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of business, net of cash acquired                          --                  --          (7,762,774)
     Payment of acquisition related indebtedness                 (7,287,323)                 --                  --
     Purchase of property and equipment                          (1,435,583)           (660,999)           (297,965)
     Purchase of short term investments                          (1,028,201)                 --                  --
     Other                                                               --                  --              (2,350)
-------------------------------------------------------------------------------------------------------------------
                  Net cash used in investing activities          (9,751,107)           (660,999)         (8,063,089)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of common stock                     355,724          23,819,675             153,545
     Repurchase of common stock related to
       exercise of stock options                                 (1,050,167)         (1,074,192)           (466,638)
     Principal payments on debt                                    (175,067)                 --            (544,380)
-------------------------------------------------------------------------------------------------------------------
                  Net cash provided by (used in)
                    financing activities                           (869,510)         22,745,483            (857,473)
-------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                 (534,982)         26,102,355          (2,843,937)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                            35,291,200           9,188,845          12,032,782
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  AT END OF PERIOD                                            $  34,756,218      $   35,291,200      $    9,188,845
===================================================================================================================

See accompanying notes to the consolidated financial statements.                                 AETRIUM INC. 1996



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  BUSINESS DESCRIPTION

The company specializes in the design, development, manufacturing and marketing of a variety of electromechanical equipment used by the semiconductor industry to handle and test integrated circuits.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the current year presentation.

CASH EQUIVALENTS AND SHORT TERM INVESTMENTS: Short term investments include highly liquid investments purchased with an original maturity greater than three months and less than one year and are stated at cost which approximates market value. Short term investments which have a maturity of three months or less at the time of purchase are considered cash equivalents.

INVENTORIES: Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis.

PROPERTY AND EQUIPMENT : Property and equipment are stated at cost. Depreciation and amortization are computed for financial statement and tax purposes using accelerated methods over the shorter of the estimated useful lives or the applicable lease terms. Maintenance and repairs are charged to expense as incurred.

INTANGIBLES: Goodwill, representing the excess of purchase price over the fair value of net assets of acquired businesses, is amortized on a straight-line basis over 15 years. The company assesses the potential impairment of its intangible assets based on anticipated undiscounted cash flows from operations. At December 31, 1996 and 1995, no impairment was indicated.

Costs associated with the purchase of product and patent rights are capitalized and amortized on a straight-line basis over their respective useful lives or 15 years, whichever is less.

WARRANTY COSTS: Estimated product warranty costs are accrued at the time of shipment.

REVENUE RECOGNITION: Revenue is recognized upon the shipment of products.

RESEARCH AND DEVELOPMENT: Expenditures for research and development, including software development, are expensed as incurred.

INCOME TAXES: Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("FAS") No. 109, "Accounting for Income Taxes". Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NET INCOME PER COMMON SHARE: Net income per common share is computed by dividing net income by the weighted average number of shares of common and common equivalent shares outstanding during each year. Common stock equivalents include stock options and warrants using the treasury stock method.

                                                               AETRIUM INC. 1996

NOTE 3 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for interest and income taxes were as follows:

Year Ended Dec. 31,   1996         1995         1994
-------------------------------------------------------
Interest paid      $   13,871  $    10,044  $   44,229
Income taxes paid  $4,063,286  $ 1,619,976  $1,101,228
-------------------------------------------------------

During the years ended December 31, 1996, 1995 and 1994 employees surrendered 79,310 ($1,348,149 fair market value), 73,796 ($1,181,154 fair market value) and
28,053 ($206,080 fair market value) shares of Common Stock, respectively, as payment for the exercise prices of stock options.


NOTE 4  INVENTORIES

A summary of the composition of inventories is as follows:


December 31,                     1996               1995
-----------------------------------------------------------
Purchased parts and
  completed subassemblies     $  7,330,388      $ 4,050,934
Work in process                  2,105,037        3,180,906
Finished goods                     896,623        1,428,963
===========================================================
Total inventories             $ 10,332,048      $ 8,660,803
-----------------------------------------------------------


NOTE 5  INTANGIBLE AND OTHER ASSETS

Intangible and other assets is comprised of the following:

December 31,                      1996                 1995
-------------------------------------------------------------
Goodwill                      $  1,269,937        $ 1,269,937
Product and patent rights          917,035            917,035
Other                               60,154             46,782
-------------------------------------------------------------
                                 2,247,126          2,233,754
Accumulated amortization          (819,549)          (673,750)
=============================================================
Total intangible and
  other assets, net           $  1,427,577        $ 1,560,004
-------------------------------------------------------------

Amortization expense related to intangibles amounted to $145,799, $119,131, and $119,090 for 1996, 1995 and 1994 respectively.


NOTE 6  ACQUISITIONS

EJ SYSTEMS: Effective December 29, 1995, the company acquired substantially all of the assets (including in-process research and development) and assumed certain liabilities of EJ Systems, Inc. ("EJ"), a manufacturer of environmental test products. The purchase price totaled $7,507,323 including $7,287,323 of cash and $220,000 of acquisition related costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their fair values at December 29, 1995, the effective

                                                               AETRIUM INC. 1996
date of the acquisition. The purchase price was allocated as follows:

-------------------------------------------------------
Current assets                            $  1,265,515
Furniture and equipment                        227,284
Intangibles, patents                           400,000
In-process research and development          6,338,590
Notes payable                                 (175,067)
Current liabilities                           (548,999)
=======================================================
Total purchase price                      $  7,507,323
-------------------------------------------------------

The $6,338,590 related to in-process research and development, as determined by a third party appraisal, was charged against income in 1995 as the underlying research and development projects had not yet reached technological feasibility.

In connection with the purchase of the EJ business, the company entered into a product development contract with the previous owner of the business, which provides for potential future payments up to a cumulative $2 million based upon the successful completion of certain product developments. As of December 31, 1996, no payments had been made under the product development contract.

SYMTEK SYSTEMS: On November 28, 1994, the company acquired substantially all of the assets (including in-process research and development) and assumed certain liabilities of SymTek Systems, Inc. ("SymTek"), a manufacturer of automated integrated circuit test handlers. The purchase price totaled $7,841,529 including $6,828,957 of cash and $1,012,572 of acquisition related costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their fair values at the effective date of the acquisition. The purchase price was allocated as follows:

-------------------------------------------------------
Current assets                            $  4,130,016
Furniture and equipment                        462,020
In-process research and development          4,948,807
Current liabilities                         (1,699,314)
-------------------------------------------------------
Total purchase price                      $  7,841,529
-------------------------------------------------------

The $4,948,807 related to in-process research and development, as determined by a third party appraisal, was charged against income in 1994 as the underlying research and development projects had not yet reached technological feasibility.

PRO FORMA INFORMATION: The company's consolidated financial statements include the results of EJ operations since December 29, 1995 and the results of SymTek operations since November 28, 1994. The following table presents the consolidated results of operations of the company for 1995 and 1994 on an unaudited pro forma basis as if the acquisitions took place at the beginning of each year (in thousands, except per share data):

Unaudited pro forma                        1995        1994
--------------------------------------------------------------
Net sales                               $  52,430    $ 46,795
Net income                                  7,159       1,136
Pro forma net income per share          $     .97    $    .16
--------------------------------------------------------------
Reported net income per share
  before acquisition related charge     $    1.06    $    .66
--------------------------------------------------------------

The acquisition related charges of $6,338,590 for EJ in 1995 and $4,948,807 for SymTek in 1994 are not reflected in the pro forma results presented above. The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of the periods presented or the results which may occur in the future.

                                                               AETRIUM INC. 1996

NOTE 7  LONG-TERM DEBT AND CREDIT AGREEMENT

As of December 31, 1996, the company had no outstanding long-term debt. As of December 31, 1995, long-term debt consisted of a bank loan obligation assumed in the EJ acquisition amounting to $175,067. This loan was paid in full in January, 1996.

The company has a line of credit with a bank which provides for borrowings up to the lesser of $5,000,000, or 80% of eligible accounts receivables and 50% of eligible inventory. The line of credit is secured by receivables, inventory, and general intangibles. There were no line of credit advances outstanding as of December 31, 1996 and 1995.


NOTE 8  LEASE OBLIGATIONS

The company leases certain equipment and facilities under various operating leases. Its headquarters is leased from a partnership owned by certain shareholders of the company. The lease agreement expires in February 2006. None of the shareholders in the partnership are either directors or officers of the company. Rent expense under all operating leases was as follows:

Year Ended Dec. 31,              1996         1995        1994
-----------------------------------------------------------------
Paid to shareholders        $   231,575   $  185,284   $ 144,891
Paid to others                  457,501      353,286      88,674
=================================================================
Total rent expense          $   689,076   $  538,570   $ 233,565
-----------------------------------------------------------------

Future minimum annual lease payments under operating leases are as follows:

-------------------------------------------------------
1997                                       $   919,000
1998                                           933,000
1999                                           793,000
2000                                           258,000
2001                                           240,000
Thereafter                                     999,000
=======================================================
Total minimum lease payments               $ 4,142,000
-------------------------------------------------------


NOTE 9  COMMON STOCK

On July 24, 1995, the company's board of directors approved a 3-for-2 stock split. Accordingly, all historical financial data and per share amounts included in the financial statements and footnotes have been restated to reflect the stock split. In November 1995, the company issued 1,265,000 shares of Common Stock in a stock offering. Net proceeds to the company were approximately $23.6 million after deducting the underwriter discounts and expenses.


NOTE 10  STOCK OPTIONS AND WARRANTS

In 1993, the company issued to the underwriters of its initial public offering warrants to purchase 135,000 shares of Common Stock at $7.00 per share. During 1995, the underwriters exercised their warrants in cashless transactions whereby 46,735 shares with a fair market value of $945,000 were withheld as payment for the exercise prices, resulting in a net issuance of 88,265 shares of Common Stock.

A nonqualified stock option plan adopted by the company in 1987 (the "1987 Plan") terminated in 1992. As of December 31, 1996, outstanding options for the purchase of 5,812 shares of Common Stock granted under the 1987 Plan continued to be exercisable in accordance with their original terms.

In 1993, the company's shareholders approved the adoption of the 1993 Stock Incentive Plan (the "Plan").

                                                               AETRIUM INC. 1996

Employees, officers, directors, consultants and independent contractors providing services to the company are eligible to receive awards under the Plan. The number of shares available for issuance under the Plan is equal to 17.5% of the aggregate number of shares of Common Stock outstanding less the total number of shares of Common Stock issuable upon the exercise or conversion of any stock options, warrants, or other stock rights. The Plan is administered by the Compensation Committee of the Board of Directors and provides for the granting of: (a) stock options; (b) stock appreciation rights; (c) restricted stock; (d) performance awards; and (e) stock awards valued in whole or in part by reference to or otherwise based upon the company's stock. Options granted under the Plan may be incentive stock options or nonqualified stock options. The Plan provides that newly elected outside directors will be granted a nonqualified stock option to purchase 30,000 shares of Common Stock at a price equal to the fair market value at the time of the grant. The Plan will terminate on June 16, 2003.

As required, the company adopted Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation" in 1996.

As permitted by FAS No. 123, the company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense related thereto. If the company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by FAS No. 123, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table ($ in thousands, except per share amounts):

                                  1996          1995
-------------------------------------------------------
Net income - as reported        $  9,242      $  3,356
Net income - pro forma          $  8,662      $  3,315
Net income per share -
  as reported                   $   1.08      $    .46
Net income per share -
  pro forma                     $   1.01      $    .45
-------------------------------------------------------

The fair value of each option grant in 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

-------------------------------------------------------
Expected dividend level                             0%
Expected stock price volatility                    44%
Risk-free interest rate                           6.0%
Expected life of options                     3.5 years
-------------------------------------------------------

The following table summarizes activity under the company's stock option plans:


                                                                          Outstanding Options
                                                 ------------------------------------------------------------------
                                                                                                 Weighted Average
                                                 Number of Shares          Exercise  Price        Exercise Price
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                            554,907             $  1.39 to 6.58            $  2.85
     Options granted                                  637,500                6.50 to 7.83               6.79
     Options exercised                               (235,307)                       1.39               1.39
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                            957,100                1.39 to 7.83               5.83
     Options granted                                  525,725              10.25 to 16.50              11.27
     Options exercised                               (290,726)               1.39 to 6.67               4.69
     Options canceled                                 (46,407)               1.39 to 6.50               6.34
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                          1,145,692               1.39 to 16.50               8.59
     Options granted                                  172,500              10.25 to 18.81              12.46
     Options exercised                               (289,071)              1.39 to 11.50               5.89
     Options canceled                                 (29,939)             11.50 to 16.50              15.51
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                            999,182             $ 1.39 to 18.81            $  9.59
===================================================================================================================
Options exercisable as of December 31, 1996           335,781             $ 1.39 to 18.81            $  8.74


                                                               AETRIUM INC. 1996

The following table summarizes information related to stock options outstanding at December 31, 1996, all of which are nonqualified options which become exercisable over a four to five year period and expire five years after the grant date:


                               Options Outstanding                                        Options Exercisable
-------------------------------------------------------------------------------------------------------------------
                        Number             Weighted                                    Number           Weighted
    Range of         Outstanding       Average Remaining       Weighted Average      Exercisable         Average
Exercise Prices       at 12/31/96      Contractual Life         Exercise Price       at 12/31/96     Exercise Price
-------------------------------------------------------------------------------------------------------------------
 $         1.39            5,812             .6 years               $  1.39               5,812          $  1.39
   6.58 -  7.83          326,646            2.1 years                  6.82             170,224             6.81
  10.25 - 18.81          666,724            4.1 years                 11.02             159,745            11.05
-------------------------------------------------------------------------------------------------------------------
 $ 1.39 - 18.81          999,182            3.4 years               $  9.59             335,781          $  8.74


During the years ended December 31, 1996, 1995, and 1994 in connection with certain stock option exercises, employees surrendered 142,461 ($2,398,316 fair market value), 146,269 ($2,255,346 fair market value) and 92,926 ($672,718 fair market value) shares of Common Stock as payment for the exercise prices of such options and related withholding tax obligations.

The company recorded a tax benefit of $1,010,969, $997,433 and $472,632 for the years ending December 31, 1996, 1995, and 1994, respectively, related to the exercise of nonqualified stock options, which amounts have been credited to Additional Paid-in Capital.


NOTE 11 EMPLOYEE SAVINGS 401(k) AND STOCK PURCHASE PLANS

The company has a 401(k) employee savings plan which covers all employees who are at least 21 years of age and have at least three months of service. Company contributions to the plan were $271,190, $240,376 and $121,053 in 1996, 1995 and 1994 respectively.

During 1994, the company established a non-qualified employee stock purchase plan. Full-time eligible employees may purchase shares of Common Stock by contributing to the plan through payroll deductions. Employee contributions to the plan are limited to 10% of each employee's base compensation. The plan purchases shares on the open market at fair market value. At its discretion, the company may choose to contribute to the plan. The company contributed $14,966 and $3,637 to the plan in 1996 and 1995 respectively.


NOTE 12 INCOME TAXES

The provision for income taxes is made up of the following components:


Year Ended December 31,                                              1996              1995              1994
-------------------------------------------------------------------------------------------------------------------
Current tax provision:
     Federal                                                      $ 3,585,000       $ 2,821,000       $ 1,263,000
     State                                                            585,000           421,000           152,000
-------------------------------------------------------------------------------------------------------------------
              Total current provision                               4,170,000         3,242,000         1,415,000
-------------------------------------------------------------------------------------------------------------------
Deferred tax provision:
     Federal                                                           69,000        (1,570,000)         (871,000)
     State                                                             11,000          (234,000)          (60,000)
-------------------------------------------------------------------------------------------------------------------
              Total deferred provision                                 80,000        (1,804,000)         (931,000)
-------------------------------------------------------------------------------------------------------------------
Total provision for income taxes                                  $ 4,250,000       $ 1,438,000       $   484,000
===================================================================================================================

                                                               AETRIUM INC. 1996

An analysis of the effective tax rate on earnings and a reconciliation from the expected statutory rate are as follows:


Year Ended December 31,                                              1996              1995              1994
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       $ 13,492,430       $ 4,793,745      $ 1,614,559
-------------------------------------------------------------------------------------------------------------------
Statutory federal tax rate                                                 35%               34%              34%
-------------------------------------------------------------------------------------------------------------------
Tax computed at federal statutory rate                           $  4,722,351       $ 1,629,873      $   548,950
State taxes, net of federal benefit                                   387,400           123,420           83,708
Increase (decrease) in tax from:
     Goodwill amortization                                             19,938            19,368           19,368
     Foreign sales corporation benefit                               (315,000)         (244,800)        (184,620)
     Tax exempt interest income                                      (388,909)         (154,484)        (115,586)
     Tax credits                                                     (198,750)         (234,300)        (130,680)
     Other                                                             22,970           298,923          262,860
-------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                       $  4,250,000       $ 1,438,000      $   484,000
===================================================================================================================


Deferred tax assets (liabilities) are comprised of the following:


December 31,                                                                                1996           1995
-------------------------------------------------------------------------------------------------------------------
Accounts receivable,principally due to allowances for returns and doubtful accounts     $   287,784   $    94,168
Inventories, principally due to reserves for obsolescence and additional costs
  inventoried for tax purposes pursuant to the Tax Reform Act of 1986                       318,552       272,338
Employee compensation and benefits accrued for financial reporting purposes                  69,093        77,290
Purchased research and development                                                        2,928,326     3,224,178
Tax credit carryforwards                                                                    104,867       153,048
Other                                                                                      (180,308)     (212,708)
-------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                  $ 3,528,314   $ 3,608,314
===================================================================================================================


--------------------------------------------------------------------------------
NOTE 13: BUSINESS SEGMENT, GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION, AND CONCENTRATION OF CREDIT RISK


The company operates in one industry segment supplying electromechanical equipment to the semiconductor industry.


Foreign sales from the United States were as follows:


Year Ended Dec. 31,    1996            1995            1994
--------------------------------------------------------------
Southeast Asia     $12,552,000     $18,021,000     $ 9,472,000
Europe               3,597,000       4,364,000       1,954,000
Other                    8,000           7,000         105,000
--------------------------------------------------------------
                   $16,157,000     $22,392,000     $11,531,000
==============================================================

Sales to a distributor customer represented 10.0%, 19.5% and 19.7% of total net sales in 1996, 1995 and 1994 respectively. Sales to a second customer represented 16.0% of total net sales in 1996. Sales to a third customer represented 16.3% of total net sales in 1995. Sales to a fourth customer represented 11.6% and 10.4% of total net sales in 1995 and 1994 respectively. Sales to a fifth customer represented 10.1% of total net sales in 1994.

The company sells its products principally to manufacturers of integrated circuits and semiconductor equipment. Its accounts receivable balance is concentrated with customers principally in one industry; however, the company regularly monitors the creditworthiness of its customers and credit losses have historically been minimal.

                                                               AETRIUM INC. 1996

                  SELECTED CONSOLIDATED FINANCIAL DATA



FIVE YEAR SUMMARY
IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                    Year ended December 31,
                                              1996            1995           1994           1993            1992
-------------------------------------------------------------------------------------------------------------------
Income statement data:
    Net sales                              $   58,387      $   47,631     $   26,091      $  20,900      $   13,597
    Income from operations                     12,376           4,359          1,238          4,810           1,251
    Net income                                  9,242           3,356          1,131          4,584*          1,145
    Net income per share                         1.08             .46            .16            .85*            .23
-------------------------------------------------------------------------------------------------------------------
* INCLUDES $1,315 ($.25 PER SHARE) NET GAIN FROM UNUSUAL ITEMS.

                                                                         December 31,
                                              1996            1995           1994           1993            1992
-------------------------------------------------------------------------------------------------------------------
Balance sheet data:
    Total assets                           $   61,718      $   61,600     $   25,210      $  22,896      $    9,622
    Long term debt, less current portion           --             135             --            410             183
    Convertible preferred stock                    --              --             --             --          10,245
-------------------------------------------------------------------------------------------------------------------



QUARTERLY FINANCIAL DATA (UNAUDITED)
IN THOUSANDS, EXCEPT PER SHARE DATA                    First            Second             Third           Fourth
-------------------------------------------------------------------------------------------------------------------
1996 Net sales                                      $   17,049        $   17,271        $  13,048         $ 11,019
    Gross profit                                         9,563             9,817            6,991            5,797
    Income from operations                               4,145             4,451            2,320            1,460
    Net income                                           3,001             3,203            1,781            1,257
    Net income per share                                   .35               .37              .21              .15
-------------------------------------------------------------------------------------------------------------------
1995 Net sales                                      $    8,341        $   10,665        $  13,542        $  15,083
    Gross profit                                         4,765             6,206            7,470            8,739
     Income from operations before
      unusual item                                       1,511             2,075            3,086            4,026(1)
    Net income before unusual item                       1,112             1,508            2,218            2,954(1)
    Net income per share before
      unusual item                                         .16               .21              .30              .37(1)
    Net income (loss) per share                            .16               .21              .30             (.19)
-------------------------------------------------------------------------------------------------------------------
(1) BEFORE AN ACQUISITION RELATED CHARGE.



PRICE RANGE OF THE COMPANY'S COMMON STOCK

                         First        Second        Third       Fourth
                        Quarter       Quarter      Quarter      Quarter
-------------------------------------------------------------------------
1996       HIGH         $   20.75    $   22.00    $   18.00    $   14.50
           LOW          $   13.25    $   14.75    $    8.38    $   10.00
-------------------------------------------------------------------------
1995       HIGH         $   10.33    $   13.08    $   25.25    $   22.00
           LOW          $    6.67    $    9.00    $   12.00    $   15.75
-------------------------------------------------------------------------

As of December 31, 1996 there were approximately 200 shareholders of record. The company estimates that an additional 6,100 shareholders own stock held for their accounts at brokerage firms and financial institutions.

DIVIDENDS
The Company has never paid cash dividends on Common Stock. The company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.


                                                               AETRIUM INC. 1996
                                    PAGE 27