Form 10-K405, Exhibit 13
period 1997-12-31
AETRIUM INC
filed 1998-03-30
CIK 908598

FINANCIAL HIGHLIGHTS


In thousands except for per share amounts                   1997            1996
--------------------------------------------------------------------------------

FOR THE YEAR
   Net sales                                            $ 67,575        $ 58,387
   Research and development expenses                      10,492           7,631
   Operating income*                                       9,843          12,376
   Net income:
     Net income before unusual items*                      7,851           9,242
     Net income                                            1,229           9,242

   Per common share (diluted):
     Net income before unusual items*                        .88            1.08
     Net income                                         $    .14        $   1.08

   Weighted average shares outstanding (diluted)           8,923           8,591
--------------------------------------------------------------------------------


AT YEAR END
   Cash and short-term investments                      $ 27,584        $ 35,784
   Total assets                                           70,894          61,718
   Shareholders' equity                                 $ 62,492        $ 57,980

*EXCLUDES ACQUISITION-RELATED CHARGES IN 1997


1997 HIGHLIGHTS

*  Another year of record annual revenue, despite poor industry conditions.

* Completed the acquisition of Forward Systems Automation Inc., which strengthened Aetrium's technology platform for handling very small integrated circuits and entered Aetrium into the market for test handlers designed for discrete electronic components.

* Completed the acquisition of the Handler Division of Advantek Inc., which added a complementary product line and several new customers.

* Recruited industry veteran Kenneth R. Lee as president of the Lawrence Division and further strengthened the Lawrence management team by adding divisional vice presidents for marketing and engineering.

* Booked the largest single order in Aetrium's 16-year history, for the M3200 test handler produced by the San Diego Division.

* Launched five new test handler products, a thermal conditioning and control product and completed the first installations of Aetrium's new Model 1164 Reliability Test System.

*  Added 12 new customers.


REVENUE COMPONENTS: 1997                GEOGRAPHIC DISTRIBUTION OF REVENUE: 1997

[PIE CHART]                             [PIE CHART]

Test Handlers 54%                       North America 70%
---------------------------             ---------------------------
Change Kits & Spares 12%
---------------------------             Europe 11%
Reliability &                           ---------------------------
Environmental Test 10%                  North Asia 5%
---------------------------             ---------------------------
IC Automation 24%                       SE Asia 14%
---------------------------             ---------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS:
The following table sets forth certain statements of income items as a percentage of net sales for 1997, 1996 and 1995:

                                               1997           1996         1995
--------------------------------------------------------------------------------
Net sales                                     100.0%         100.0%       100.0%
Cost of goods sold                             48.7           44.9         42.9
--------------------------------------------------------------------------------
Gross profit                                   51.3           55.1         57.1
--------------------------------------------------------------------------------
Operating expenses:
     Selling, general and administrative       21.2           20.8         24.2
     Research and development                  15.5           13.1         10.4
     Acquisition-related charges               14.0             --         13.3
--------------------------------------------------------------------------------
Total operating expenses                       50.7           33.9         47.9
--------------------------------------------------------------------------------
Income from operations                           .6           21.2          9.2
Other income, net                               1.7            1.9         .9
--------------------------------------------------------------------------------
Income before income taxes                      2.3           23.1         10.1
Provision for income taxes                      (.4)          (7.3)        (3.0)
--------------------------------------------------------------------------------
Net income                                      1.9%          15.8%         7.1%
--------------------------------------------------------------------------------


NET SALES:
The following table sets forth the various components of net sales by product line as a percentage of total sales:

                                               1997           1996         1995
--------------------------------------------------------------------------------
Test handlers                                    54%            59%          53%
Automation modules                               24             15           18
Reliability and environmental test products      10             13            6
Change kits and spare parts                      12             13           23
--------------------------------------------------------------------------------
                                                100%           100%         100%
--------------------------------------------------------------------------------


     Net sales increased 16% to $67.6 million in 1997, compared with $58.4 million in 1996 and $47.6 million in 1995. Equipment sales increased in 1997 due to strong sales of test handlers and automation modules, in spite of poor industry conditions during the first part of 1997. Test handler sales increased during the three-year period due to higher unit volume, increased average selling prices and new customer penetration. The acquisition of the test handler product lines produced by Forward Systems Automation Inc. (FSA) in April 1997 contributed to the sales growth of test handler products during the last three quarters of 1997. The increase in IC automation modules sales was due to strong demand from original equipment manufacturers (OEMs) that supply machine vision inspection equipment, as well as increased selling prices and greater account penetration. The acquisition in December 1995 of the environmental test equipment product line located in Lawrence, Mass. was the primary contributor to the increase in sales of reliability and environmental test equipment in 1996. However, sales of environmental and reliability test equipment declined slightly in 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Sales of change kits and spare parts increased significantly in 1995 primarily due to the inclusion of the San Diego Division results, which were at particularly high levels in 1995 as a result of a focused effort to shorten lead times on spares orders and reduce the elevated past due backlog which existed at the time of the acquisition in late 1994. Sales of change kits and spare parts declined in 1996 as spare parts sales at the San Diego Division decreased to normal levels. Sales of change kits and spare parts increased in 1997 due to an increase in the company's installed base and an overall improvement in market conditions during the year.

GROSS PROFIT:

Gross profit increased 8% to approximately $34.7 million in 1997, compared with $32.2 million in 1996 and $27.2 million in 1995. As a percentage of net sales, gross profits were 51.3%, 55.1% and 57.1% in 1997, 1996 and 1995, respectively. Gross profit margins for the North St. Paul Division decreased slightly in 1997 due to a product mix shift to significantly more IC automation modules, which are generally sold at lower gross margins than the North St. Paul test handler products. The San Diego Division's gross margin declined somewhat in 1997 due to a shift in product mix to relatively more pick-and-place test handlers, which are typically lower margin products than gravity-feed test handlers. The consolidated gross margin declined in the fourth quarter of 1997 due to the inclusion of lower margin shipments from the Advantek Handler Division, which was acquired in November 1997. As a result of these factors, the consolidated gross margin declined in 1997 to 51.3%, compared with 55.1% for 1996. The North St. Paul Division's margin improvement in 1996 was offset by a full year of improving but lower margin shipments from the Lawrence Division. Although the gross profit margins at Lawrence improved further during 1997, the company believes that shipments from this division and from the product line acquired in the acquisition of the Advantek Handler Division in November 1997 will continue to dilute the company's overall gross profit margin for the foreseeable future.

SELLING, GENERAL AND ADMINISTRATIVE:

Selling, general and administrative expenses increased 18% to $14.3 million in 1997, compared with $12.2 million in 1996 and $11.5 million in 1995. The increase is primarily attributable to higher general and administrative expenses to support the FSA and Advantek Handler Division business units, both of which were acquired in 1997. Selling expenses increased in 1997 due to higher commissions and other expenses associated with increased orders and shipments. Expenses increased modestly in 1996, compared with 1995, primarily to support the Lawrence Division, which was acquired in December 1995. As a percentage of net sales, selling, general and administrative expenses were 21.2%, 20.8% and 24.2% in 1997, 1996 and 1995, respectively.

RESEARCH AND DEVELOPMENT:

Research and development expenses increased 38% to $10.5 million in 1997, compared with $7.6 million in 1996 and $5.0 million in 1995. The increase in 1997 is attributable to the inclusion of the Aetrium FSA Division, which was acquired in April, and includes the cost of completing certain development projects that were in process at the time of the acquisition. The increase is due also to generally higher levels of product development activity at each of the other operating units. The company has also spent heavily in 1997 to provide new or significantly enhanced test handlers and IC automation modules configured to accommodate new and emerging semiconductor package types. The increase in 1996 is primarily attributable to the inclusion of the Lawrence Division, which was acquired in December 1995. As a percentage of net sales, research and development expenses amounted to 15.5%, 13.1% and 10.4% in 1997, 1996 and 1995, respectively. Over time, the company expects that research and development spending will generally average between 13% and 15% of net sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITION-RELATED CHARGES:

Effective October 31, 1997, the company acquired certain assets and assumed certain liabilities of the Handler Division of Advantek Inc. Effective April 1, 1997, the company acquired substantially all of the assets and assumed certain liabilities of Forward Systems Automation Inc. (FSA). Effective December 29, 1995, the company acquired substantially all of the assets and assumed certain liabilities of EJ Systems, Inc. (EJ), based in Lawrence, Mass. In each acquisition, a portion of the purchase price was allocated to research and development activities that were in-process at the time of the acquisition and had not yet reached technological feasibility. The amounts allocated to in-process research and development amounted to $2.3 million for the Advantek Handler Division acquisition, $7.2 million for the FSA acquisition and $6.3 million for the EJ acquisition. These amounts are reflected in the accompanying consolidated statements of income under the item "acquisition-related charges". See Note 6 to the Consolidated Financial Statements.

OTHER INCOME, NET:

Other income, net, was unchanged in 1997 at $1.1 million. Other income, net, was $400,000 in 1995. The increase in 1996 compared with 1995 is attributable to increased interest income earned on higher invested cash balances resulting from the proceeds of a stock offering completed in late 1995.

INCOME TAXES:

The company's effective income tax rate compares favorably with federal and state statutory rates primarily due to benefits associated with the company's foreign sales corporation, research tax credits and the investment of excess funds in tax-exempt securities. The effective tax rate was 19.7% in 1997, 31.5% in 1996 and 30.0% in 1995. The rate was lower in 1997 compared with 1996 because pre-tax income dropped significantly due to acquisition-related charges, while the tax benefits associated with foreign sales, tax credits and tax-exempt interest income remained relatively stable. The tax rate was relatively higher in 1996 because a portion of earnings were subject to the highest federal rate of 35% and tax credit benefits were lower because the Federal Research Credit expired during portions of 1995 and 1996.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES:

Cash and short-term investments decreased by approximately $8.2 million in 1997 to $27.6 million. The decrease was primarily the result of the $8.2 million used to acquire FSA in April 1997 and the Advantek Handler Division in November 1997. Cash generated from 1997 operations was $4.4 million. Approximately $1.7 million was used for capital expenditures in 1997. As of December 31, 1997, there was no long-term debt. Accounts receivable increased 58% to $12.7 million at December 31, 1997, compared with $8.0 million at December 31, 1996 primarily because 1997 fourth quarter net sales were 100% greater than fourth quarter 1996 net sales. Inventories increased from $10.3 million at December 31, 1996 to $16.8 million at December 31, 1997, as a result of sales increasing throughout 1997 and as a result of purchasing relatively high levels of inventory in the Advantek Handler Division acquisition in November 1997. The company has a $5.0 million line of credit agreement with Harris Trust and Savings Bank of Chicago, Illinois. Borrowings under this agreement are secured by receivables, inventory and general intangibles. Borrowing is limited to a percentage of eligible receivables and inventory. There were no line of credit advances outstanding as of December 31, 1997 or 1996.

     The company believes its cash and short-term investments of $27.6 million at December 31, 1997, funds generated from operations and borrowings available under its credit facility will be sufficient to meet capital expenditure and working capital needs for at least 24 months. The company may acquire other companies, product lines or technologies that are complementary to the company's business and the company's working capital needs may change as a result of such acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS RISKS AND UNCERTAINTIES:

A number of risks and uncertainties exist which could impact the company's future operating results. These uncertainties include, but are not limited to, general economic conditions, competition, changes in rates of capital spending by semiconductor manufacturers, the company's success in developing new products and technologies, market acceptance of new products, unanticipated costs associated with integrating acquired companies or businesses, and other factors, including those set forth in the company's SEC filings, including its current report on Form 10-K for the year ended December 31, 1997.

YEAR 2000 ISSUES:

Many existing computer programs use only two digits to identify a year in the date field, with the result that data referring to the year 2000 and subsequent years may be misinterpreted by these programs. If present in the computer applications of the company or its suppliers and not corrected, this problem could cause computer applications to fail or to create erroneous results and could cause a disruption in operations and have an adverse effect on the company's business and results of operations. The company has evaluated its principal computer systems and has determined that they are substantially Year 2000 compliant. The company has initiated discussions with its key suppliers to determine whether they have any Year 2000 issues. The company has not incurred any material expenses to date in connection with this evaluation, and does not anticipate material expenses in the future, depending upon the status of its key suppliers with respect to this issue.



REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Aetrium Incorporated:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aetrium Incorporated and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Minneapolis, Minnesota
January 30, 1998

CONSOLIDATED STATEMENTS OF INCOME


Year ended December 31,                           1997            1996            1995
------------------------------------------------------------------------------------------
NET SALES                                     $ 67,574,834    $ 58,387,108    $ 47,630,639
   Cost of goods sold                           32,916,692      26,218,862      20,450,299
------------------------------------------------------------------------------------------

GROSS PROFIT                                    34,658,142      32,168,246      27,180,340
------------------------------------------------------------------------------------------

OPERATING EXPENSES:
   Selling, general and administrative          14,323,138      12,161,441      11,509,977
   Research and development                     10,492,301       7,630,572       4,972,762
   Acquisition-related charges                   9,459,351            --         6,338,590
------------------------------------------------------------------------------------------
     Total operating expenses                   34,274,790      19,792,013      22,821,329
------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                             383,352      12,376,233       4,359,011
   Other income, net                             1,146,594       1,116,197         434,734
------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                       1,529,946      13,492,430       4,793,745
   Provision for income taxes                     (301,000)     (4,250,000)     (1,438,000)
------------------------------------------------------------------------------------------

NET INCOME                                    $  1,228,946    $  9,242,430    $  3,355,745
==========================================================================================


NET INCOME PER COMMON SHARE:
   Basic                                      $        .14    $       1.10    $        .48
   Diluted                                    $        .14    $       1.08    $        .46

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
   Basic                                         8,668,000       8,370,000       7,062,000
   Diluted                                       8,923,000       8,591,000       7,353,000


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


December 31,                                                                   1997            1996
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                               $ 27,584,416    $ 34,756,218
   Short-term investments                                                          --         1,028,201
   Accounts receivable, net of allowance for doubtful
     accounts of $259,600 and $799,400 respectively                          12,709,266       8,032,064
   Inventories                                                               16,785,448      10,332,048
   Deferred taxes                                                               783,814       1,009,545
   Other current assets                                                         614,447         354,266
-------------------------------------------------------------------------------------------------------
         Total current assets                                                58,477,391      55,512,342
-------------------------------------------------------------------------------------------------------

Property and equipment:
   Furniture and fixtures                                                     1,351,206         851,559
   Equipment                                                                  5,282,002       3,683,434
-------------------------------------------------------------------------------------------------------
                                                                              6,633,208       4,534,993
     Less accumulated depreciation and amortization                          (2,989,995)     (2,275,700)
-------------------------------------------------------------------------------------------------------
         Property and equipment, net                                          3,643,213       2,259,293
-------------------------------------------------------------------------------------------------------
Noncurrent deferred taxes                                                     4,950,500       2,518,769
Intangible and other assets, net                                              3,823,110       1,427,577
-------------------------------------------------------------------------------------------------------

         Total assets                                                      $ 70,894,214    $ 61,717,981
=======================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                                                  $  2,610,525    $  1,040,760
   Accrued compensation and commissions                                       2,250,027       1,515,069
   Other accrued expenses                                                     2,807,152       1,181,896
   Income taxes payable                                                         734,509            --
-------------------------------------------------------------------------------------------------------
         Total current liabilities                                            8,402,213       3,737,725
-------------------------------------------------------------------------------------------------------

Commitments and contingencies
Shareholders' equity:
Common stock, $.001 par value; 16,000,000 shares authorized;
     8,786,740 and 8,449,420 shares issued and outstanding, respectively          8,787           8,449
   Additional paid-in capital                                                46,561,805      43,279,344
   Retained earnings                                                         15,921,409      14,692,463
-------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                          62,492,001      57,980,256
-------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                        $ 70,894,214    $ 61,717,981
=======================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                               Common Stock                                            Total
                                         -------------------------     Additional       Retained    Shareholders'
                                          Shares         Amount     Paid-in Capital     Earnings       Equity
-----------------------------------------------------------------------------------------------------------------
BALANCE DEC. 31, 1994                    6,805,110    $      6,805    $ 19,221,546    $  2,094,288   $ 21,322,639
   Exercise of stock options               290,726             291       1,364,376            --        1,364,667
   Exercise of stock warrants              135,000             135         944,865            --          945,000
   Repurchase of common
     stock in connection
     with exercise of stock rights        (193,004)           (193)     (3,200,153)           --       (3,200,346)
   Tax benefit related to
     exercise of stock options                --              --           997,433            --          997,433
   Purchase of
     fractional shares                         (22)           --              (392)           --             (392)
   Common stock issued
     in stock offering,
     including exercise of
     over-allotment option,
     net of expenses                     1,265,000           1,265      23,635,289            --       23,636,554
   Net income                                 --              --              --         3,355,745      3,355,745
-----------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1995                    8,302,810           8,303      42,962,964       5,450,033     48,421,300
   Exercise of stock options               289,071             289       1,703,584            --        1,703,873
   Repurchase of common
     stock in connection
     with exercise of stock options       (142,461)           (143)     (2,398,173)           --       (2,398,316)
   Tax benefit related to
     exercise of stock options                --              --         1,010,969            --        1,010,969
   Net income                                 --              --              --         9,242,430      9,242,430
-----------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1996                    8,449,420           8,449      43,279,344      14,692,463     57,980,256
   Exercise of stock options               285,998             286       2,274,890            --        2,275,176
   Repurchase of common
     stock in connection
     with exercise of stock options       (134,678)           (134)     (2,697,355)           --       (2,697,489)
   Common stock issued in
     connection with the
     purchase of a business                186,000             186       2,499,654            --        2,499,840
   Tax benefit related to
     exercise of stock options                --              --         1,205,272            --        1,205,272
   Net income                                 --              --              --         1,228,946      1,228,946
-----------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1997                    8,786,740    $      8,787    $ 46,561,805    $ 15,921,409   $ 62,492,001
=================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year ended December 31,                                                    1997           1996            1995
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                         $  1,228,946    $  9,242,430    $  3,355,745
   Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation and amortization                                   1,183,792         903,992         727,741
         Acquisition related charges                                     9,459,351            --         6,338,590
         Deferred taxes                                                 (2,206,000)         80,000      (1,804,000)
         Changes in assets and liabilities, net of affect of
            acquired businesses:
              Accounts receivable, net                                  (4,393,864)      2,410,107      (3,457,934)
              Inventories                                               (4,240,752)     (1,671,245)     (3,199,674)
              Other current assets                                        (244,221)         85,224        (183,886)
              Intangible and other assets                                   45,992           2,484         184,288
              Trade accounts payable                                     1,169,205        (691,521)        808,824
              Accrued compensation and commissions                         580,248        (310,817)        332,773
              Other accrued expenses                                      (320,177)       (323,613)       (634,405)
              Income taxes payable                                       2,140,485         358,594       1,549,809
------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                4,403,005      10,085,635       4,017,871
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of businesses and technology, net of cash acquired         (9,167,763)           --              --
   Payment of acquisition related indebtedness                                --        (7,287,323)           --
   Purchase of property and equipment                                   (1,720,537)     (1,435,583)       (660,999)
   Sale (purchase) of short-term investments                             1,028,201      (1,028,201)           --
------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                   (9,860,099)     (9,751,107)       (660,999)
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of common stock                              785,780         355,724      23,819,675
   Repurchase of common stock related to exercise of stock options      (1,208,093)     (1,050,167)     (1,074,192)
   Principal payments on debt                                           (1,292,395)       (175,067)           --
------------------------------------------------------------------------------------------------------------------
                Net cash provided by (used in) financing activities     (1,714,708)       (869,510)     22,745,483
------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (7,171,802)       (534,982)     26,102,355
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          34,756,218      35,291,200       9,188,845
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $ 27,584,416    $ 34,756,218    $ 35,291,200
==================================================================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BUSINESS DESCRIPTION

The company specializes in the design, development, manufacturing and marketing of a variety of electromechanical equipment used by the semiconductor industry to handle and test integrated circuits.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
Short-term investments include highly liquid investments purchased with an original maturity greater than three months and less than one year and are stated at cost which approximates market value. Short-term investments which have a maturity of three months or less at the time of purchase are considered cash equivalents.

INVENTORIES:
Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis.

PROPERTY AND EQUIPMENT:
Property and equipment are stated at cost. Depreciation and amortization are generally computed for financial statement and tax purposes using accelerated methods over the shorter of the estimated useful lives or the applicable lease terms. Maintenance and repairs are charged to expense as incurred.

INTANGIBLES:
Goodwill, representing the excess of purchase price over the fair value of net assets of acquired businesses, is amortized on a straight-line basis over 15 years. Costs associated with the purchase of product and patent rights and other intangibles are capitalized and amortized on a straight-line basis over their respective useful lives.

   The company assesses the potential impairment of its intangible assets based on anticipated undiscounted cash flows from operations. At December 31, 1997 and 1996, no impairment was indicated.

WARRANTY COSTS:
Estimated product warranty costs are accrued at the time of shipment.

REVENUE RECOGNITION:
Revenue is recognized upon the shipment of products.

RESEARCH AND DEVELOPMENT:
Expenditures for research and development, including software development, are expensed as incurred.

INCOME TAXES:
Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (FAS) No. 109, "Accounting for Income Taxes". Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NET INCOME PER COMMON SHARE:
Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each year. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and common stock equivalent shares outstanding during each year. Common stock equivalents include stock options and warrants using the treasury stock method.

NOTE 3: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for interest and income taxes were as follows:

Year Ended Dec. 31,      1997        1996         1995
-------------------------------------------------------
Interest paid       $  18,314  $    13,871 $    10,044
Income taxes paid   $ 114,453  $ 4,063,286 $ 1,619,976
-------------------------------------------------------

   During the years ended December 31, 1997, 1996 and 1995 employees surrendered 73,636 ($1,489,396 fair market value), 79,310 ($1,348,149 fair market value), and 73,796 ($1,181,154 fair market value) shares of Common Stock, respectively, as payment for the exercise prices of stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: INVENTORIES

A summary of the composition of inventories is as follows:

December 31,                      1997           1996
------------------------------------------------------
Purchased parts and
   completed subassemblies  $ 9,306,685   $  7,330,388
Work-in-process               5,488,399      2,105,037
Finished goods                1,990,364        896,623
------------------------------------------------------
Total inventories           $16,785,448   $ 10,332,048
======================================================

NOTE 5: INTANGIBLE AND OTHER ASSETS

Intangible and other assets comprise the following:

December 31,                      1997           1996
-----------------------------------------------------
Goodwill                  $  1,269,937  $   1,269,937
Acquisition-related
   intangibles               3,673,339        917,035
Other                           37,225         60,154
-----------------------------------------------------
                             4,980,501      2,247,126
Accumulated amortization    (1,157,391)      (819,549)
-----------------------------------------------------
Total intangible and
   other assets, net      $  3,823,110  $   1,427,577
=====================================================

   Acquisition-related intangibles include amounts capitalized in connection with the acquisitions of businesses and product lines, including trained workforces, product technology and patents.

   Amortization expense related to intangibles amounted to $337,842, $145,799 and $119,131 for 1997, 1996 and 1995, respectively.

NOTE 6: ACQUISITIONS

HANDLER DIVISION OF ADVANTEK, INC.:
Effective October 31, 1997, the company acquired certain assets and assumed certain liabilities of the Handler Division of Advantek, Inc. The Handler Division's products include integrated circuit test handlers which utilize "pick-and-place" technology. The purchase price totaled $4,565,298 including $4,170,298 of cash and $395,000 of acquisition-related costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition.

   The acquisition included $2,268,542 related to in-process research and development, as determined by a third party appraisal, which was charged against income in 1997 as the underlying research and development projects had not yet reached technological feasibility.

FORWARD SYSTEMS AUTOMATION:
On April 1, 1997, the company acquired substantially all of the assets and assumed certain liabilities of Forward Systems Automation, Inc. (FSA), a privately held manufacturer of equipment for the semiconductor and electronic component industries. The purchase price totaled $6,749,840 including $4,000,000 of cash, 186,000 shares of the company's common stock valued at $2,499,840 and $250,000 of acquisition-related costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition.

   The acquisition included $7,190,809 related to in-process research and development, as determined by a third party appraisal, which was charged against income in 1997 as the underlying research and development projects had not yet reached technological feasibility.

EJ SYSTEMS:
Effective December 29, 1995, the company acquired substantially all of the assets and assumed certain liabilities of EJ Systems, Inc. (EJ), a manufacturer of environmental test products. The purchase price totaled $7,507,323 including $7,287,323 of cash and $220,000 of acquisition-related costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition.

   The acquisition included $6,338,590 related to in-process research and development, as determined by a third party appraisal, which was charged against income in 1995 as the underlying research and development projects had not yet reached technological feasibility.

   In connection with the purchase of the EJ business, the company entered into a product development contract with the previous principal owner of the business, which provided for potential future payments up to a cumulative $2,000,000 based upon the successful completion of certain product developments. During 1997, $1,500,000 was earned in connection with these product developments and was capitalized as acquired technology. Of this amount, $1,000,000 was paid during 1997 and $500,000 was paid in February 1998.

PRO FORMA INFORMATION:
The company's consolidated financial statements include the results of the Advantek Handler Division operations since October 31, 1997; FSA operations since April 1, 1997; and EJ operations since December 29, 1995. The following table presents the consolidated results of operations of the compa-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ny on an unaudited pro forma basis as if the acquisitions had taken place at the beginning of each year (in thousands, except per share data):

Unaudited pro forma      1997       1996          1995
-------------------------------------------------------
Net sales               $71,652    $64,594     $ 55,257
Net income                6,881      7,694        7,261
Pro forma net
   income per share
   (diluted)            $   .77    $   .88     $    .96
-------------------------------------------------------
Reported net income
   per share before
   acquisition-related
   charges (diluted)    $   .88    $  1.08     $   1.06
-------------------------------------------------------

   The acquisition charges for in-process research and development are not reflected in the pro forma results presented above. The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of the periods presented or the results which may occur in the future.

NOTE 7: LONG-TERM DEBT AND CREDIT AGREEMENT

As of December 31, 1997, the company had no outstanding long-term debt. In connection with the FSA acquisition, the company assumed certain FSA notes payable obligations of $1,292,395 which were paid on April 1, 1997 concurrent with the closing of the acquisition.

   The company has a line of credit with a bank which provides for borrowings up to the lesser of $5,000,000, or 80% of eligible accounts receivables and 50% of eligible inventory. The line of credit is secured by receivables, inventory and general intangibles. There were no line of credit advances outstanding as of December 31, 1997 and 1996.

NOTE 8: LEASE OBLIGATIONS

The company leases its North St. Paul, Minn. facility from a partnership controlled by certain shareholders of the company. The lease agreement expires in February 2006. None of the shareholders in the partnership are either directors or officers of the company. The company leases its Dallas, Texas facility from a partnership controlled by an officer shareholder. The company believes the terms of these leases are 24 competitive with comparable local properties. The company also leases certain equipment and other facilities under various operating leases. Rent expense under all operating leases was as follows:

Year Ended Dec. 31,       1997        1996        1995
--------------------------------------------------------
Paid to shareholders   $ 336,927   $ 231,575   $ 185,284
Paid to others           631,069     457,501     353,286
--------------------------------------------------------
Total rent expense     $ 967,996   $ 689,076   $ 538,570
========================================================

Future minimum annual lease payments under operating leases are as follows:

------------------------------------------------------
1998                                      $    935,000
1999                                           911,000
2000                                           768,000
2001                                           386,000
2002                                           386,000
Thereafter                                   1,052,000
------------------------------------------------------
Total minimum lease payments              $  4,438,000
======================================================

NOTE 9: COMMON STOCK

On July 24, 1995, the company's board of directors approved a 3-for-2 stock split. Accordingly, all historical financial data and per share amounts included in the financial statements and footnotes have been restated to reflect the stock split.

NOTE 10: STOCK OPTIONS

In 1993, the company's shareholders approved the adoption of the 1993 Stock Incentive Plan (the Plan). Employees, officers, directors, consultants and independent contractors providing services to the company are eligible to receive awards under the Plan. The number of shares available for issuance under the Plan is equal to 17.5% of the aggregate number of shares of common stock outstanding less the total number of shares of common stock issuable upon the exercise or conversion of any stock options, warrants or other stock rights. The Plan is administered by the Compensation Committee of the Board of Directors and provides for the granting of: (a) stock options; (b) stock appreciation rights;
(c) restricted stock; (d) performance awards; and (e) stock awards valued in whole or in part by reference to or otherwise based upon the company's stock. Options granted under the Plan may be incentive stock options or nonqualified stock options. The Plan will terminate on June 8, 2003.

   As required, the company adopted Statement of Financial Accounting Standards
(FAS) No. 123, "Accounting for Stock-Based Compensation" in 1996. As permitted by FAS No. 123, the company applies APB Opinion No. 25 and related interpretations in accounting for its stock option

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

plans and, accordingly, does not recognize compensation expense related thereto. If the company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by FAS No. 123, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table ($ in thousands, except per share amounts):

                             1997      1996       1995
------------------------------------------------------
Net income - as reported   $1,229  $  9,242   $  3,356
Net income - pro forma     $  389  $  8,662   $  3,315
Net income per share -
   as reported (diluted)   $  .14  $   1.08   $    .46
Net income per share -
   pro forma (diluted)     $  .04  $   1.01   $    .45
------------------------------------------------------


The fair value of options granted in 1997, 1996 and 1995 were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                    1997       1996       1995
----------------------------------------------------------------
Expected dividend level                 0%         0%         0%
Expected stock price volatility        42%        44%        44%
Risk-free interest rate               6.2%       6.0%       6.0%
Expected life of options         3.5 years  3.5 years  3.5 years
----------------------------------------------------------------

The following table summarizes activity under the company's stock option plans:


                                                         Outstanding Options
                                                  --------------------------------------------
                                                                              Weighted Average
                                          Number of Shares    Exercise Prices   Exercise Price
----------------------------------------------------------------------------------------------
Balance, December 31, 1994                         957,100    $  1.39 to 7.83          $  5.83
   Options granted                                 525,725     10.25 to 16.50            11.27
   Options exercised                              (290,726)      1.39 to 6.67             4.69
   Options canceled                                (46,407)      1.39 to 6.50             6.34
----------------------------------------------------------------------------------------------
Balance, December 31, 1995                       1,145,692      1.39 to 16.50             8.59
   Options granted                                 172,500     10.25 to 18.81            12.46
   Options exercised                              (289,071)     1.39 to 11.50             5.89
   Options canceled                                (29,939)    11.50 to 16.50            15.51
----------------------------------------------------------------------------------------------
Balance, December 31, 1996                         999,182      1.39 to 18.81             9.59
   Options granted                                 360,000     16.63 to 17.19            16.71
   Options exercised                              (285,998)     1.39 to 10.25             7.96
   Options canceled                                (22,840)     6.58 to 10.25             8.33
----------------------------------------------------------------------------------------------
Balance, December 31, 1997                       1,050,344    $ 6.58 to 18.81          $ 12.50
==============================================================================================
Options exercisable as of December 31, 1997        357,770    $ 6.58 to 18.81          $ 10.36
==============================================================================================


The following table summarizes information related to stock options outstanding at December 31, 1997, all of which are nonqualified options which become exercisable over a four- to five-year period and expire five years after the grant date:

                         Options Outstanding
-----------------------------------------------------------------------------
                       Number             Weighted
       Range of   Outstanding    Average Remaining   Weighted Average
Exercise Prices   at 12/31/97     Contractual Life     Exercise Price
-----------------------------------------------------------------------------
$  6.58 to 7.83       137,474            1.2 years             $ 6.77
 10.25 to 18.81       912,870            4.1 years              13.36
-----------------------------------------------------------------------------
$ 6.58 to 18.81     1,050,344            3.7 years             $12.50
=============================================================================

           Options Exercisable
----------------------------------------------
         Number             Weighted
    Exercisable              Average
    at 12/31/97       Exercise Price
----------------------------------------------
        111,693              $  6.72
        246,077                12.02
----------------------------------------------
        357,770               $10.36
==============================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   During the years ended December 31, 1997, 1996 and 1995 in connection with certain stock option exercises, employees surrendered 134,678 ($2,697,489 fair market value), 142,461 ($2,398,316 fair market value), and 146,269 ($2,255,346 fair market value) shares of common stock as payment for the exercise prices of such options and related withholding tax obligations.

   The company recorded a tax benefit of $1,205,272, $1,010,969 and $997,433 for the years ending December 31, 1997, 1996 and 1995, respectively, related to the exercise of nonqualified stock options, which amounts have been credited to Additional Paid-in Capital.

NOTE 11: EMPLOYEE SAVINGS 401(k) AND STOCK PURCHASE PLANS

The company has a 401(k) employee savings plan which covers all employees who are at least 21 years of age and have at least three months of service. Company contributions to the plan were $312,803, $271,190 and $240,376 in 1997, 1996 and 1995, respectively.

   The company has a nonqualified employee stock purchase plan. Full-time eligible employees may purchase shares of common stock by contributing to the plan through payroll deductions. Employee contributions to the plan are limited to 10% of each employee's base compensation. The plan purchases shares on the open market at fair market value. At its discretion, the company may choose to contribute to the plan. The company contributed $10,444, $14,966 and $3,637 to the plan in 1997, 1996 and 1995, respectively.

NOTE 12: INCOME TAXES

The provision for income taxes is made up of the following components:

Year ended December 31,                1997           1996          1995
---------------------------------------------------------------------------
Current tax provision:
   Federal                         $ 2,205,000    $ 3,585,000   $ 2,821,000
   State                               302,000        585,000       421,000
---------------------------------------------------------------------------
   Total current provision           2,507,000      4,170,000     3,242,000
---------------------------------------------------------------------------
Deferred tax provision:
   Federal                          (1,941,000)        69,000    (1,570,000)
   State                              (265,000)        11,000      (234,000)
---------------------------------------------------------------------------
   Total deferred provision         (2,206,000)        80,000    (1,804,000)
---------------------------------------------------------------------------
Total provision for income taxes   $   301,000    $ 4,250,000   $ 1,438,000
===========================================================================

An analysis of the effective tax rate on earnings and a reconciliation from the expected statutory rate are as follows:

Year ended December 31,                      1997        1996          1995
------------------------------------------------------------------------------
Income before income taxes               $1,529,946   $13,492,430   $4,793,745
Statutory federal tax rate                       34%           35%          34%
Tax computed at federal statutory rate   $  520,182   $ 4,722,351   $1,629,873
State taxes, net of federal benefit          24,420       387,400      123,420
Increase (decrease) in tax from:
   Goodwill amortization                     19,368        19,938       19,368
   Foreign sales corporation benefit       (204,000)     (315,000)    (244,800)
   Tax-exempt interest income              (313,480)     (388,909)    (154,484)
   Tax credits                             (253,460)     (198,750)    (234,300)
   Other                                    507,970        22,970      298,923
------------------------------------------------------------------------------
Provision for income taxes               $  301,000   $ 4,250,000   $1,438,000
==============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) comprise the following:


December 31,                                                                                    1997            1996
-----------------------------------------------------------------------------------------------------------------------
Accounts receivable, principally due to allowances for returns and doubtful accounts         $    88,271    $   287,784
Inventories, principally due to reserves for obsolescence and additional costs inventoried
   for tax purposes pursuant to the Tax Reform Act of 1986                                       341,352        318,552
Employee compensation and benefits accrued for financial reporting purposes                      135,496         69,093
Purchased research and development                                                             5,595,033      2,928,326
Tax credit carryforwards                                                                         104,867        104,867
Other                                                                                           (530,705)      (180,308)
-----------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                       $ 5,734,314    $ 3,528,314
=======================================================================================================================


NOTE 13: BUSINESS SEGMENT, GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION, AND CONCENTRATION OF CREDIT RISK

The company operates in one industry segment supplying electromechanical equipment to the semiconductor and electronic component industries. Foreign sales from the United States were as follows:

Year Ended December 31,       1997         1996          1995
-------------------------------------------------------------
Asia                   $11,990,000   $12,552,000  $18,021,000
Europe                   7,720,000     3,597,000    4,364,000
Other                       50,000         8,000        7,000
-------------------------------------------------------------
                       $19,760,000   $16,157,000  $22,392,000
=============================================================

   Sales to a distributor customer represented 11.8%, 10.0% and 19.5% of total net sales in 1997, 1996 and 1995, respectively. Sales to a second customer represented 18.2% and 16.0% of total net sales in 1997 and 1996, respectively. Sales to a third customer represented 14.0% and 11.6% of total net sales in 1997 and 1995, respectively. Sales to a fourth customer represented 10.1% and 16.3% of total net sales in 1997 and 1995, respectively.

   The company sells its products principally to manufacturers of integrated circuits and semiconductor equipment. Its accounts receivable balance is concentrated with customers principally in one industry; however, the company regularly monitors the creditworthiness of its customers and credit losses have historically been minimal.

SELECTED CONSOLIDATED FINANCIAL DATA

FIVE YEAR SUMMARY
(In thousands, except per share data)


Year ended December 31,                      1997      1996      1995      1994      1993
-----------------------------------------------------------------------------------------
Income statement data:
   Net sales                              $67,575   $58,387   $47,631   $26,091   $20,900
   Income from operations                     383    12,376     4,359     1,238     4,810
   Net income                               1,229     9,242     3,356     1,131     4,584*
   Net income per share (diluted)             .14      1.08       .46       .16       .85*
-----------------------------------------------------------------------------------------
* INCLUDES $1,315 ($.25 PER SHARE) NET GAIN FROM UNUSUAL ITEMS.

December 31,                                 1997      1996      1995      1994      1993
-----------------------------------------------------------------------------------------
Balance sheet data:
   Total assets                           $70,894   $61,718   $61,600   $25,210   $22,896
   Long-term debt, less current portion      --        --         135      --         410
-----------------------------------------------------------------------------------------


QUARTERLY FINANCIAL DATA (UNAUDITED)


(In thousands, except per share data)                      First     Second         Third      Fourth
------------------------------------------------------------------------------------------------------
1997 Net sales                                           $ 11,936   $ 14,921       $ 18,683   $ 22,035
   Gross profit                                             6,118      7,626          9,858     11,056
   Income from operations before unusual items              1,274      1,928(1)       3,041      3,600(1)
   Net income before unusual items                          1,110      1,594(1)       2,344      2,803(1)
   Net income per share before unusual items (diluted)        .13        .18(1)         .26        .31(1)
   Net income (loss)                                        1,110     (3,440)         2,344      1,215
   Net income (loss) per share (diluted)                      .13       (.40)           .26        .13
------------------------------------------------------------------------------------------------------
1996 Net sales                                           $ 17,049   $ 17,271       $ 13,048   $ 11,019
   Gross profit                                             9,563      9,817          6,991      5,797
   Income from operations                                   4,145      4,451          2,320      1,460
   Net income                                               3,001      3,203          1,781      1,257
   Net income per share (diluted)                             .35        .37            .21        .15
------------------------------------------------------------------------------------------------------


(1) Before acquisition-related charges.

PRICE RANGE OF THE COMPANY'S COMMON STOCK

                            First       Second        Third        Fourth
                           Quarter      Quarter      Quarter      Quarter
--------------------------------------------------------------------------
1997     HIGH             $  16.25     $  19.50     $   26.25    $   28.25
         LOW              $  12.88     $  12.50     $   18.50    $   15.13
--------------------------------------------------------------------------
1996     High             $  20.75     $  22.00     $   18.00    $   14.50
         Low              $  13.25     $  14.75     $    8.38    $   10.00
--------------------------------------------------------------------------

As of March 13, 1998 there were approximately 200 shareholders of record. The company estimates that an additional 6,200 shareholders own stock held for their accounts at brokerage firms and financial institutions.

DIVIDENDS
The company has never paid cash dividends on common stock. The company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.