Form 10-K405, Exhibit 13
period 1998-12-31
AETRIUM INC
filed 1999-03-31
CIK 908598

EXHIBIT 13.1


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

The following table sets forth certain statements of operation items as a percentage of net sales for 1998, 1997 and 1996:

                                               1998         1997         1996
--------------------------------------------------------------------------------
Net sales                                     100.0%       100.0%       100.0%
Cost of goods sold                             59.6         48.7         44.9
--------------------------------------------------------------------------------
Gross profit                                   40.4         51.3         55.1
--------------------------------------------------------------------------------
Operating expenses:
   Selling, general and administrative         34.6         21.2         20.8
   Research and development                    20.4         15.5         13.1
   Non-recurring charges                       10.9         14.0           --
--------------------------------------------------------------------------------
Total operating expenses                       65.9         50.7         33.9
--------------------------------------------------------------------------------
Income (loss)  from operations                (25.5)          .6         21.2
Other income, net                               1.6          1.7          1.9
--------------------------------------------------------------------------------
Income (loss) before income taxes             (23.9)         2.3         23.1
Income tax benefit (provision)                  8.1          (.4)        (7.3)
--------------------------------------------------------------------------------
Net income (loss)                             (15.8)%        1.9%        15.8%
================================================================================


NET SALES:

The following table sets forth the various components of net sales by product line as a percentage of total sales:
                                               1998         1997         1996
--------------------------------------------------------------------------------
Test handlers                                    48%          54%          59%
IC Automation products                           26           24           15
Reliability and environmental test products      12           10           13
Change kits and spare parts                      14           12           13
--------------------------------------------------------------------------------
                                                100%         100%         100%
================================================================================

         Net sales decreased 12% to $59.6 million in 1998, compared with $67.6 million in 1997 and $58.4 million in 1996. Equipment sales decreased in 1998 due to extremely difficult industry conditions during the final nine months of 1998. Net sales for mature product models decreased most significantly, due to excess capacity at many customer sites. Test handler sales decreased in 1998 due to the industry downturn. Test handler sales increased during 1997 due to higher unit volume, increased average selling prices and new customer penetration. The acquisition of Forward Systems Automation (FSA) in April 1997 contributed to the sales growth of test handler products during the last three quarters of 1997. Net sales of IC Automation products declined slightly in 1998 due in part to a decision on the part of a significant customer to exit the business as part of a settlement of litigation with an unrelated third party, and to excess inventory at original equipment manufacturers (OEMs) due to poor industry conditions. These factors were mostly offset by sales of the IC Automation product line acquired from WEB Technology Inc. on April 1. Sales of environmental test equipment products increased in 1998, offset by a decline in reliability test products sales due to poor industry conditions. Sales of environmental and reliability test equipment declined slightly in 1997.

         Sales of change kits and spare parts decreased slightly in 1998 primarily due to poor industry conditions during the final three quarters of the year. Sales of change kits and spare parts increased in 1997 due to an increase in the company's installed base and an overall improvement in market conditions during the year.

GROSS PROFIT:

Gross profit decreased 31% to approximately $24.1 million in 1998, compared with $34.7 million in 1997 and $32.2 million in 1996. As a percentage of net sales, gross profits were 40.4% in 1998, including a second quarter inventory charge of $3.7 million related primarily to the suspension of marketing efforts for certain older, less profitable products. This compares with gross profits, as a percentage of net sales, of 51.3% and 55.1% in 1997 and 1996, respectively. Excluding the one-time charge, gross profit was 46.6% of net sales in 1998. Excluding the one-time charge



8 Aetrium 1998

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


of $3.7 million, the decrease in the gross margin in 1998 is primarily due to the inclusion of sales of the product line acquired in the Advantek Handler Division acquisition in November 1997; the significant shift in the sales mix to more pick-and-place test handlers, which tend to have lower margins than gravity-feed test handlers; the costs associated with the production ramp of new products; and under-absorbed manufacturing overhead due to lower volumes at the North St. Paul and San Diego facilities during the final three quarters of the year. These factors were partially offset by cost containment efforts implemented during the latter half of the year, improved gross margins of environmental test products, and the inclusion of relatively high-margin sales of the IC Automation product line acquired from WEB Technology on April 1. Gross profit margins for the North St. Paul product lines declined slightly in 1997 due to a product mix shift to significantly more IC Automation modules, which are generally sold at slightly lower gross margins than the North St. Paul test handler products. The consolidated gross margin declined in the fourth quarter of 1997 due to the inclusion of lower margin shipments of the product line acquired from Advantek in November 1997. As a result of these factors, the consolidated gross margin declined in 1997 to 51.3%, compared with 55.1% for 1996.

SELLING, GENERAL AND ADMINISTRATIVE:

Selling, general and administrative expenses increased 44% to $20.7 million in 1998, compared with $14.3 million in 1997 and $12.2 million in 1996. The increase is primarily attributable to higher general and administrative expenses to support the businesses acquired during 1997 and 1998. The increase is also due to a significant increase in amortization expense related to the amortization of intangible assets capitalized in these business acquisitions. Selling expenses increased in 1998 due to expenses to support the sales and service activities of the acquired businesses. Selling expenses increased in 1997 due to higher commissions and other expenses associated with increased orders and shipments. As a percentage of net sales, selling, general and administrative expenses were 34.6%, 21.2% and 20.8% in 1998, 1997 and 1996, respectively.

RESEARCH AND DEVELOPMENT:

Research and development expenses increased 16% to $12.2 million in 1998, compared with $10.5 million in 1997 and $7.6 million in 1996. The increase in 1998 is attributable to the inclusion of expenses for continued development of the product lines acquired from WEB Technology Inc. in April and includes the cost of completing certain development projects that were in process at the time of the acquisition. The increase is due also to a full year of inclusion of the results of FSA and the product line acquired from Advantek, both in 1997. These factors were partially offset by cost containment measures implemented in the second and third quarters of 1998, including a reduction of engineering personnel. The increase in 1997 is due to the expenses of FSA and the expenses associated with the product line acquired from Advantek, as well as to generally higher levels of product development activity. As a percentage of net sales, research and development expenses amounted to 20.4%, 15.5% and 13.1% in 1998, 1997 and 1996, respectively. Over time, the company expects that research and development spending will generally average between 13% and 15% of net sales.

NON-RECURRING CHARGES:

In the second quarter of 1998, the company recorded special charges totaling $10.2 million, as follows (in thousands):

Write down of inventories to net realizable value                 $3,696
Write-off of purchased technology                                  2,080
Employee severance and related costs                                 547
In-process research and development                                3,900
--------------------------------------------------------------------------------
                                                                 $10,223
================================================================================

Restructuring Charge:

Of the $10.2 million, $6.3 million was related to actions taken in response to a major downturn in the current and forecasted business outlook for the semiconductor and semiconductor equipment industries that took place during the period. The company reduced employee headcount by approximately 50 people and suspended the active marketing of certain product models. Concurrent with these decisions, a determination was made that certain purchased thermal control technology was impractical for use in the company's products and thus would not be commercially successful. The impact of this downturn and these decisions is that a certain amount of the company's inventories and capitalized technology were impaired. Of the $6.3 million restructuring charge, $3.7 million is included in cost of goods sold and $2.6 million is included in operating expenses under non-recurring charges. Cash expenditures associated with the special charges during 1998 were approximately $468,000, relating primarily to severance costs.


                                                                  Aetrium 1998 9

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


In-Process Research and Development:

On April 1, 1998, the company acquired certain assets and assumed certain liabilities of WEB Technology Inc. for a total purchase price of $23.6 million and accounted for the acquisition as a purchase. Fair values of the intangible assets acquired were determined by an independent third party appraisal firm. The fair value of acquired intangible assets was determined to be $20.7 million, which included developed technology, core technology, customer-related intangibles, assembled workforce, and in-process research and development. Of this amount, $3.9 million was allocated to in-process research and development and was charged against income in 1998 because the underlying research and development projects had not yet reached technological feasibility and had no alternative future uses.

         The company is using the acquired in-process research and development to complete the following new products: high-speed burn-in board loader/unloader; a pick-and-place test handler; and an offline sorter/binner/media transfer system for semiconductor devices. The third party appraiser estimated that the stage of completion, based upon costs incurred as of the date of acquisition, the company's estimate of cost and time to complete, and the company's estimate of complexity factors, to be 64%, 79% and 26%, respectively. As of the date of acquisition, the estimated cost to complete these projects to a point of technological feasibility was $755,000, to be incurred in 1998 and 1999. As of December 31, 1998, the company believed that the estimate of time and cost had not materially changed.

         As of the date of acquisition, the company anticipated the initial products developed from the acquired in-process research and development to be introduced in the latter part of 1998 and in 1999. The company expects that all the acquired in-process research and development will reach technological feasibility and has introduced and profitably sold certain products during 1998. However, there can be no assurance that the commercial viability of the acquired in-process research and development projects will achieve management expectations.

         The nature of the efforts required to complete development of the acquired in-process research and development into commercially viable products principally relates to the completion of all designing, prototyping, verification, testing and documentation activities necessary to establish that the products can be manufactured to meet design specifications, including functions, features, technical performance requirements and product cost.

         The value assigned to purchased in-process research and development was determined by an independent third party appraiser, which projected cash flows related to future products expected to be derived once technological feasibility is achieved. Projected cash flows recognized the contribution of core technology and other supporting assets and were discounted back to their present value at a rate of 30%. The resulting net cash flows from such projects are based on estimates made by the company's management of revenue, cost of sales, research and development costs, selling, general and administrative costs, and income taxes resulting from such projects. These management estimates are based on expected trends in technology, historical margin and expense levels of comparable products, and the nature and expected timing of completion of acquired in-process research and development. If these products are not successfully developed or do not achieve market acceptance, the sales and profitability of the combined company may be adversely affected in future periods. Since the date of acquisition, the semiconductor capital equipment market has undergone a very severe downturn, which, depending on duration, could have a material impact on the net cash flows realized from the acquired in-process research and development projects.

         Effective October 31, 1997, the company acquired certain assets and assumed certain liabilities of the Handler Division of Advantek Inc. Effective April 1, 1997, the company acquired substantially all of the assets and assumed substantially all of the liabilities of Forward Systems Automation Inc.(FSA).

         In these acquisitions, valuations of the intangible assets acquired were determined by an independent third party appraisal firm and consisted of developed and core technology, assembled workforce, and in-process research and development. Fair values assigned to in-process research and development were $2.3 million for the Advantek acquisition and $7.2 million for the FSA acquisition. These amounts were charged against income in 1997 because the underlying research and development projects had not yet reached technological feasibility and had no alternative future uses.

         The company is using the acquired in-process research and development to complete new products. With respect to FSA, the products under development are high-speed test handlers for discrete components and small IC packages, such as micro small outline packages. With respect to Advantek, the principal product line is a dual site, tri-temperature, pick-and-place test handler for logic semiconductor devices.



10 Aetrium 1998

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The nature of the efforts required to complete development of the acquired in-process research and development into commercially viable products principally relates to the completion of all designing, prototyping, verification and testing activities, and documentation necessary to establish that the products can be manufactured to meet design specifications, including functions, features, technical performance requirements and product cost. The company has incurred expenses of approximately $465,000 in 1997 and approximately $1,050,000 in 1998 to complete the purchased in-process research and development projects acquired in the FSA and Advantek acquisitions.

         As of the date of acquisition, the company anticipated the initial products developed from the in-process research and development related to FSA to have been introduced in the latter part of 1997 and in 1998. As of the date of acquisition, the company anticipated the initial products developed from the acquired in-process research and development related to Advantek to have been introduced in 1998. In the case of the FSA acquisition, versions of products based upon the acquired in-process research and development have been introduced, but the revenue from these products to date has been less than anticipated, due in large part to very difficult industry conditions in 1998. The product that resulted from the in-process research and development acquired in the Advantek acquisition was actively marketed and sold in 1998.

         The value assigned to purchased in-process research and development was determined by an independent third party appraiser, which projected cash flows related to future products expected to be derived once technological feasibility is achieved. These projections included costs to complete the development of technology and the future revenue and costs which are expected to result from commercialization of the products. Cash flows were discounted back to their present value at a rate of 30% with respect to the in-process research and development acquired in the Advantek acquisition and 25% with respect to FSA. The resulting net cash flows from such projects were based on estimates made by the company's management of revenue, cost of sales, research and development costs, selling, general and administrative costs, and income taxes resulting from such projects. These management estimates were based on expected trends in technology, historical margin and expense levels for comparable products, and the nature and expected timing of completion of acquired in-process research and development. The extremely difficult industry conditions experienced by semiconductor equipment suppliers in 1998 has had a significant impact on the revenue and cash flows for products resulting from the in-process research and development projects acquired in the FSA acquisition, and, to a lesser extent, the Advantek acquisition. While management continues to believe that the products originating from the acquired research and development projects in the FSA and Advantek acquisitions are important and commercially viable, there is no assurance that these products will achieve management's expectations.

         See note 7 to the accompanying notes to consolidated financial statements.

OTHER INCOME, NET:

Other income, net, decreased 16% to $964,000 in 1998, versus $1.1 million in each of 1997 and 1996. The decline is due to lower invested cash balances primarily as a result of the $7.8 million used to acquire the equipment business of WEB Technology Inc., the $4.2 million used in the Advantek acquisition in late 1997, and $2.0 million used to repurchase company shares in 1998.

INCOME TAXES:

The company recorded an income tax benefit of approximately $4.9 million in 1998 compared with income tax expense of approximately $.3 million and $4.3 million in 1997 and 1996, respectively. The tax benefit in 1998 resulted from the significant operating loss reported for the year compared with a relatively modest operating profit in 1997 and a significantly higher profit in 1996. In general, the company's effective income tax rate compares favorably with federal and state statutory rates primarily due to benefits associated with the company's foreign sales corporation, research tax credits and the investment of excess funds in tax-exempt securities.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES:

Cash and short-term investments decreased by approximately $9.5 million in 1998 to $18.1 million. The decrease was primarily the result of the $7.8 million used to acquire the equipment business of WEB Technology Inc. and $2.0 million used to repurchase company shares. A $7.2 million decrease in cash and cash equivalents in 1997 was primarily the result of the $8.2 million used to acquire FSA in April 1997 and the Advantek Handler Division in November 1997. Cash generated from 1998 operations was $2.6 million. Approximately $1.4 million was used for capital expenditures in 1998. As of December 31, 1998, there was no long-term debt. Accounts receivable decreased 43% to $7.2 million at December 31, 1998, compared with $12.7 million at December 31, 1997 primarily because 1998 fourth quarter net sales were 50% less than fourth quarter



                                                                 Aetrium 1998 11

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


1997 net sales. Inventories decreased to $14.3 million at December 31, 1998 from $16.8 million at December 31, 1997, as a result of sales decreasing throughout 1998.

         The company has a $5.0 million line of credit agreement with Harris Trust and Savings Bank of Chicago, Ill. Borrowings under this agreement are secured by receivables, inventory and general intangibles. Borrowing is limited to a percentage of eligible receivables and inventory. There were no line of credit advances outstanding as of December 31, 1998 or 1997.

         The company believes its cash and short-term investments of $18.1 million at December 31, 1998, funds generated from operations, and borrowings available under its credit facility will be sufficient to meet capital expenditure and working capital needs for at least 24 months. The company may acquire other companies, product lines or technologies that are complementary to the company's business and the company's working capital needs may change as a result of such acquisitions.

BUSINESS RISKS AND UNCERTAINTIES:

A number of risks and uncertainties exist which could have an impact on the company's future operating results. Any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, including the following: the company's dependence on the microelectronics market and the capital expenditures of electronic component manufacturers; the ability of the company to manage its growth and to integrate and assimilate recent and future acquisitions; new product development cycles and market acceptance of new products; potential fluctuations in the company's operating results based on factors such as cancellation or rescheduling of orders, seasonal fluctuations in business activity, and product announcements by the company or by competitors; the impact of competition in the test handler, IC Automation, reliability test equipment and environmental test equipment markets; the effect of customer concentration and the loss of any significant customer on the company's sales; and volatility of the company's stock price based on factors including developments in the microelectronics industry and high-technology industries generally, as well as fluctuations in the company's quarterly operating results. The company undertakes no obligation to update the information, including the forward-looking statements, in this Annual Report.

YEAR 2000 ISSUES:

Many existing computer programs use only two digits to identify a year in the date field, with the result that data referring to the year 2000 and subsequent years may be misinterpreted by these programs. If present in the computer applications of the company or third parties (such as customers, financial institutions and suppliers) and not corrected, this problem may cause computer applications to fail or to create erroneous results and could cause a disruption in operations and have an adverse effect on the company's business and results of operations.

         The company has adopted a formal plan to evaluate its state of readiness for the Year 2000 and to address any deficiencies. The plan encompasses 1) information technology (IT) systems 2) non-IT systems 3) company products and 4) systems of third parties, including key suppliers.

         INFORMATION TECHNOLOGY: The company's principal computer systems that it uses for financial accounting, manufacturing, inventory control, purchasing, sales administration, engineering and other business functions have been determined to be substantially Year 2000 compliant. The company intends to monitor such principal computer systems throughout the balance of 1999 for any Year 2000 issues.

         NON-IT SYSTEMS: By the end of the second quarter of 1999, the company expects to have completed an evaluation of its telephone, manufacturing equipment, facility heating and cooling, and other non-IT systems for Year 2000 readiness and promptly take remedial action as necessary.

         COMPANY PRODUCTS: The company has completed a series of tests, utilizing industry standards, of the electronics systems of its products, including certain product lines no longer being manufactured but remaining in use at customer sites. Certain products that are no longer being manufactured may require a minor software adjustment to address Year 2000 issues. Such software has been developed at a cost of approximately $4,000, and the company is in the process of providing that software to affected customers.

         THIRD PARTIES: The company has distributed a survey to its key vendors and suppliers to assess their plans for bringing any non-compliant systems into Year 2000 compliance. This study is focused on suppliers of materials and services who are either the sole source or one of a limited number of potential suppliers. To date, more than 250 suppliers have been surveyed in connection with such study, which is expected to be completed by the end of the second quarter of 1999. The company will require any supplier



12 Aetrium 1998

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


found to have non-compliant systems to demonstrate compliance during the third and fourth quarters of 1999. The company has determined that its key distributors are Year 2000 compliant.

         Substantially all of the efforts to evaluate the company's Year 2000 readiness have been made using internal personnel, and therefore expenses have been less than $50,000, excluding the time of the company's personnel. Any employee costs associated with the company's Year 2000 readiness program have been expensed as incurred. The company has achieved substantial compliance on Year 2000 issues on its principal computer systems in the course of normally planned hardware and software upgrades and thus has not incurred any significant expense to date specifically to address Year 2000 issues. The company has not incurred any material expenses in connection with its evaluation of non-IT systems and does not expect material expenses in the future, although the evaluation of non-IT systems is not yet complete. The company has not incurred material expenses to date in connection with the evaluation of its products and the status of its vendors and suppliers with respect to Year 2000 issues, and does not anticipate material expenses in the future, although the evaluation of key vendors and their Year 2000 readiness is not yet complete.

         The only formal contingency plan adopted by the company concerns certain purchased parts and materials for its products that, should there be an interruption of deliveries from vendors, could cause a disruption of the company's product build schedules. The company, however, will consider implementing or adopting additional contingency plans as it continues to monitor its Year 2000 readiness, as new information becomes available. At this stage of the process, the company has identified certain purchased parts and materials for its products that, should there be an interruption of deliveries from vendors, could cause a disruption of the company's product build schedules. The company believes that the most likely worst case Year 2000 scenario would result from a disruption of prompt deliveries of such purchased parts and materials used to manufacture the company's products. This concern is being addressed by the materials contingency plan mentioned above, and the company continues to monitor the status of its supplier base to qualify additional sources of supply for key materials and purchased parts. The company will determine the need for such additional plans as part of its assessment of vendors and suppliers, products and internal systems.

         Due to the complexity and pervasiveness of the Year 2000 issue and, in particular, the uncertainty regarding the Year 2000 compliance programs of third parties, no assurances can be given that there will not be material adverse effects on the business or its results from operations.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Aetrium Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aetrium Incorporated and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
January 29, 1999


                                                                 Aetrium 1998 13

CONSOLIDATED STATEMENTS OF OPERATIONS


Year Ended December 31,                                 1998              1997              1996
-------------------------------------------------------------------------------------------------
NET SALES                                       $ 59,618,971      $ 67,574,834      $ 58,387,108
   Cost of goods sold                             35,541,356        32,916,692        26,218,862
------------------------------------------------------------------------------------------------

GROSS PROFIT                                      24,077,615        34,658,142        32,168,246
------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
   Selling, general and administrative            20,657,065        14,323,138        12,161,441
   Research and development                       12,169,846        10,492,301         7,630,572
   Non-recurring charges                           6,527,000         9,459,351                --
------------------------------------------------------------------------------------------------
      Total operating expenses                    39,353,911        34,274,790        19,792,013
------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                    (15,276,296)          383,352        12,376,233
   Other income, net                                 964,292         1,146,594         1,116,197
------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                (14,312,004)        1,529,946        13,492,430
    Income Tax Benefit (Provision)                 4,862,000          (301,000)       (4,250,000)
------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                               $ (9,450,004)     $  1,228,946      $  9,242,430
================================================================================================


NET INCOME (LOSS) PER COMMON SHARE:
   Basic                                        $      (1.00)     $        .14      $       1.10
   Diluted                                      $      (1.00)     $        .14      $       1.08

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
   Basic                                           9,423,000         8,668,000         8,370,000
   Diluted                                         9,423,000         8,923,000         8,591,000

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

14 Aetrium 1998

CONSOLIDATED BALANCE SHEETS

December 31,                                                                             1998            1997
--------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                                                     $ 18,132,794     $ 27,584,416
   Accounts receivable, net of allowance for doubtful accounts
      of $537,000 and $259,600, respectively                                        7,190,424       12,709,266
   Refundable income taxes                                                          3,182,172               --
   Inventories                                                                     14,334,620       16,785,448
   Deferred taxes                                                                   1,946,084          783,814
   Other current assets                                                               361,180          614,447
--------------------------------------------------------------------------------------------------------------
            Total current assets                                                   45,147,274       58,477,391
--------------------------------------------------------------------------------------------------------------

Property and equipment:
   Furniture and fixtures                                                           1,948,547        1,351,206
   Equipment                                                                        5,718,247        5,282,002
--------------------------------------------------------------------------------------------------------------
                                                                                    7,666,794        6,633,208
      Less accumulated depreciation and amortization                               (3,903,049)      (2,989,995)
--------------------------------------------------------------------------------------------------------------

            Property and equipment, net                                             3,763,745        3,643,213
--------------------------------------------------------------------------------------------------------------

Noncurrent deferred taxes                                                           6,037,230        4,950,500
Intangible and other assets, net                                                   17,495,332        3,823,110
--------------------------------------------------------------------------------------------------------------

            Total assets                                                         $ 72,443,581     $ 70,894,214
==============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                                        $    721,361     $  2,610,525
   Accrued compensation and commissions                                             1,932,493        2,250,027
   Other accrued expenses                                                           3,004,686        2,807,152
   Income taxes payable                                                                    --          734,509
--------------------------------------------------------------------------------------------------------------
            Total current liabilities                                               5,658,540        8,402,213
--------------------------------------------------------------------------------------------------------------

Commitments and contingencies
Shareholders' equity:
   Common stock, $.001 par value; 30,000,000 shares authorized;
      9,471,642 and 8,786,740 shares issued and outstanding, respectively               9,472            8,787
   Additional paid-in capital                                                      60,304,164       46,561,805
   Retained earnings                                                                6,471,405       15,921,409
--------------------------------------------------------------------------------------------------------------
            Total shareholders' equity                                             66,785,041       62,492,001
--------------------------------------------------------------------------------------------------------------
            Total liabilities and shareholders' equity                           $ 72,443,581     $ 70,894,214
==============================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                 Aetrium 1998 15

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                Common Stock                                                 Total
                                          ----------------------       Additional                        Shareholders'
                                             Shares       Amount    Paid-in Capital  Retained Earnings      Equity
----------------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1995                      8,302,810     $ 8,303     $ 42,962,964      $  5,450,033     $ 48,421,300
   Exercise of stock options                 289,071         289        1,703,584                --        1,703,873
   Repurchase of common stock in
       connection with exercise of
       stock options                        (142,461)       (143)      (2,398,173)               --       (2,398,316)
   Tax benefit related to exercise of
       stock options                              --          --        1,010,969                --        1,010,969
   Net income                                     --          --               --         9,242,430        9,242,430
--------------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1996                      8,449,420       8,449       43,279,344        14,692,463       57,980,256
   Exercise of stock options                 285,998         286        2,274,890                --        2,275,176
   Repurchase of common stock in
       connection with exercise of
       stock options                        (134,678)       (134)      (2,697,355)               --       (2,697,489)
   Common stock issued in connection
       with the purchase of a business       186,000         186        2,499,654                --        2,499,840
   Tax benefit related to exercise
       of stock options                           --          --        1,205,272                --        1,205,272
   Net income                                     --          --               --         1,228,946        1,228,946
--------------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1997                      8,786,740       8,787       46,561,805        15,921,409       62,492,001
   Exercise of stock options                  57,383          57          406,082                --          406,139
   Repurchase of common stock in
       connection with exercise of
       stock options                         (28,631)        (28)        (468,267)               --         (468,295)
   Common stock issued in connection
       with the purchase of a business       900,000         900       15,411,600                --       15,412,500
   Repurchase of common stock               (243,850)       (244)      (1,770,775)               --       (1,771,019)
   Tax benefit related to exercise of
       stock options                              --          --          163,719                --          163,719
   Net income (loss)                              --          --               --        (9,450,004)      (9,450,004)
--------------------------------------------------------------------------------------------------------------------

BALANCE DEC. 31, 1998                      9,471,642     $ 9,472     $ 60,304,164      $  6,471,405     $ 66,785,041
====================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

16 Aetrium 1998

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,                                                    1998             1997             1996
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                               $ (9,450,004)    $  1,228,946     $  9,242,430
   Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
          Depreciation and amortization                               3,078,486        1,183,792          903,992
          Acquisition-related charges                                 3,900,000        9,459,351               --
          Write-off of intangibles                                    2,080,000               --               --
          Deferred taxes                                             (2,249,000)      (2,206,000)          80,000
          Changes in assets and liabilities,
             net of effects of acquired businesses:
               Accounts receivable, net                               7,755,820       (4,393,864)       2,410,107
               Refundable income taxes                               (3,182,172)              --               --
               Inventories                                            4,382,566       (4,240,752)      (1,671,245)
               Other current assets                                     253,525         (244,221)          85,224
               Intangible and other assets                             (114,204)          45,992            2,484
               Trade accounts payable                                (2,545,942)       1,169,205         (691,521)
               Accrued compensation and commissions                    (807,273)         580,248         (310,817)
               Other accrued expenses                                    85,877         (320,177)        (323,613)
               Income taxes payable                                    (570,790)       2,140,485          358,594
-----------------------------------------------------------------------------------------------------------------
                  Net cash provided by operating activities           2,616,889        4,403,005       10,085,635
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of businesses and technology, net of cash acquired      (8,835,000)      (9,167,763)              --
   Payment of acquisition-related indebtedness                               --               --       (7,287,323)
   Purchase of property and equipment                                (1,400,336)      (1,720,537)      (1,435,583)
   Sale (purchase) of short-term investments                                 --        1,028,201       (1,028,201)
-----------------------------------------------------------------------------------------------------------------
                  Net cash used in investing activities             (10,235,336)      (9,860,099)      (9,751,107)
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of common stock                           127,936          785,780          355,724
   Repurchases of common stock                                       (1,961,111)      (1,208,093)      (1,050,167)
   Principal payments on debt                                                --       (1,292,395)        (175,067)
-----------------------------------------------------------------------------------------------------------------
                  Net cash used in financing activities              (1,833,175)      (1,714,708)        (869,510)
-----------------------------------------------------------------------------------------------------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                (9,451,622)      (7,171,802)        (534,982)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       27,584,416       34,756,218       35,291,200
-----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           $ 18,132,794     $ 27,584,416     $ 34,756,218
-----------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                 Aetrium 1998 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BUSINESS DESCRIPTION

The company specializes in the design, development, manufacturing and marketing of a variety of electromechanical equipment used by the semiconductor and electronic component industry to handle and test integrated circuits and other electronic components.

NOTE 2: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

BASIS OF PRESENTATION:
The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

INTANGIBLES:
Goodwill, representing the excess of purchase price over the fair value of net assets of acquired businesses, is amortized on a straight-line basis over 15 years. Costs associated with the purchase of product and patent rights and other intangibles are capitalized and amortized on a straight-line basis over their respective useful lives, which generally range from three to ten years. The company periodically assesses the potential impairment of its intangible assets based on anticipated undiscounted cash flows from operations.

WARRANTY COSTS:
Estimated product warranty costs are accrued at the time of shipment.

REVENUE RECOGNITION:
Revenue is generally recognized upon the shipment of products.

RESEARCH AND DEVELOPMENT:
Expenditures for research and development are expensed as incurred.

INCOME TAXES:
Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (FAS) No. 109, "Accounting for Income Taxes." Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NET INCOME (LOSS) PER COMMON SHARE:
Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during each year. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares and common stock equivalent shares outstanding during each year. Common stock equivalents include stock options and warrants using the treasury stock method. For periods in which the company reports a net loss, common stock equivalents have been excluded from the computations because they are antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS:
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments and hedging activities. The company must adopt this standard no later than January 1, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the company's financial statements.

NOTE 3: NON-RECURRING CHARGES

The statements of operations include the following unusual charges:

Year Ended December 31,            1998          1997
-----------------------------------------------------
Restructuring charges:
  Inventory write downs     $ 3,696,000    $       --
  Write-off purchased
     technology               2,080,000            --
  Employee severance and
     related costs              547,000            --

In-process research
    and development           3,900,000     9,459,351
-----------------------------------------------------
                            $10,223,000    $9,459,351
=====================================================

    In the second quarter of 1998, the company recorded restructuring charges related to actions taken in response to

18 Aetrium 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a severe industry downturn. The company discontinued marketing certain products resulting in an inventory write down of $3,696,000, which amount is included in cost of goods sold. In addition, the company determined that certain capitalized technology used in such discontinued products was impaired, resulting in a write-off of $2,080,000. The company also completed a workforce reduction resulting in a charge of $547,000. These amounts are included in the caption "Non-recurring charges." Non-recurring charges also include acquisition-related costs related to in-process research and development amounting to $3,900,000 in 1998 and $9,459,351 in 1997. See note 7.

NOTE 4: SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION

Cash payments for interest and income taxes were as follows:

Year Ended Dec. 31,    1998        1997          1996
-----------------------------------------------------
Interest paid    $   12,104    $ 18,314    $   13,871
Income taxes
  paid, net      $1,140,894    $114,453    $4,063,286
-----------------------------------------------------

    During the years ended December 31, 1998, 1997 and 1996, employees surrendered 17,293 ($278,203 fair market value), 73,636 ($1,489,396 fair market value), and 79,310 ($1,348,149 fair market value) shares of Common Stock, respectively, as payment for the exercise prices of stock options.

NOTE 5: INVENTORIES

A summary of the composition of inventories is as follows:

December 31,                        1998           1997
-------------------------------------------------------
Purchased parts and
  completed subassemblies    $ 7,292,168    $ 9,306,685
Work-in-process                4,221,054      5,488,399
Finished goods, including
  demonstration equipment      2,821,398      1,990,364
-------------------------------------------------------
Total inventories            $14,334,620    $16,785,448
=======================================================

NOTE 6: INTANGIBLE AND OTHER ASSETS

Intangible and other assets comprise the following:

December 31,                        1998            1997
---------------------------------------------------------
Goodwill                    $ 10,436,049     $ 1,269,937
Acquisition-related
  intangibles                  9,507,597       3,673,339
Other                            162,284          37,225
---------------------------------------------------------
                              20,105,930       4,980,501
Accumulated amortization      (2,610,598)     (1,157,391)
---------------------------------------------------------
Total intangible and
 other assets, net          $ 17,495,332     $ 3,823,110
========================================================

    Acquisition-related intangibles include amounts capitalized in connection with the acquisitions of businesses and product lines, including customer lists, assembled workforces, product technology and patents.

    During 1998, the company determined that certain acquired capitalized technology used in discontinued products was impaired. The net carrying value of the abandoned technology amounted to $2,080,000, which amount was charged against operations in 1998. Amortization expense related to intangibles amounted to $1,671,260, $337,842 and $145,799 for 1998, 1997 and 1996, respectively.

NOTE 7: ACQUISITIONS

WEB TECHNOLOGY:
On April 1, 1998, the company acquired substantially all of the assets and assumed certain liabilities of the Equipment Division of WEB Technology Inc., a privately held company. The Equipment Division specializes in the design, development, manufacturing and marketing of automatic burn-in board loaders/unloaders and a variety of other electromechanical equipment used by the semiconductor industry to handle and test integrated circuits. The purchase price totaled $23,567,500 including $7,835,000 of cash, 900,000 shares of the company's common stock valued at $15,412,500 and $320,000 of acquisition-related costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition.
    The estimated fair value of acquired intangibles, as determined by third party appraisal, amounted to $20,698,423. Of this amount, $3,900,000 was allocated to in-process research and development, which amount was expensed in 1998 as the underlying research and development projects had not yet reached technological feasibility.

HANDLER DIVISION OF ADVANTEK INC.:
Effective October 31, 1997, the company acquired certain assets and assumed certain liabilities of the Handler Division of Advantek Inc. The Handler Division's products include integrated circuit test handlers which utilize "pick-and-place" technology. The purchase price totaled $4,565,298 including $4,170,298 of cash and $395,000 of acquisition-related costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition. The acquisition included $2,268,542 related to in-process research and development, as determined by a third party appraisal, which was charged against income in 1997 as the underlying research and development projects had not yet reached technological feasibility.

FORWARD SYSTEMS AUTOMATION:
On April 1, 1997, the company acquired substantially all of the assets and assumed certain liabilities of Forward Systems Automation Inc. (FSA), a privately held manufacturer of equipment for the semiconductor and electronic component industry. The purchase price totaled $9,132,869 including $4,000,000 of cash, 186,000 shares of the company's common stock valued at $2,499,840, $250,000 of acquisi-


                                                                 Aetrium 1998 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

tion-related costs and $2,383,029 of assumed liabilities. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition. The acquisition included $7,190,809 related to in-process research and development, as determined by a third party appraisal, which was charged against income in 1997 as the underlying research and development projects had not yet reached technological feasibility.
    The application of purchase accounting to the acquisitions described above was based on independent third party appraisals using valuation techniques commonly applied to attribute fair value to acquired assets. The appraisals incorporated management's best estimates for future revenue and profitability from products in the process of development at the time of acquisition. As is the case with all projections of future events, actual results could differ. Additionally, the SEC has challenged valuations incorporating in-process research and development. If the assumptions or valuation methods used were changed, the company's financial statements could be affected because allocations to in-process research and development which have been expensed could be reallocated to intangible assets which require amortization against income in future periods.

PRO FORMA INFORMATION:
    The company's consolidated financial statements include the results of the WEB Technology Equipment Division operations since April 1, 1998; the Advantek Handler Division operations since October 31, 1997; and FSA operations since April 1, 1997. The following table presents the consolidated results of operations of the company on an unaudited pro forma basis as if the acquisitions had taken place at the beginning of each year (in thousands, except per share data):

Year Ended Dec. 31,             1998       1997        1996
-----------------------------------------------------------
Unaudited pro forma
Net sales                   $ 62,613    $78,458     $69,489
Net income (loss)             (6,882)     5,762       6,288
Net income (loss)
   per diluted share        $  ( .71)   $   .58     $   .65
-----------------------------------------------------------
Reported net income
   (loss) per diluted
   share before
   acquisition-related
   charges                  $  ( .75)   $   .88     $  1.08
-----------------------------------------------------------

    The acquisition-related charges for in-process research and development are not reflected in the pro forma results presented above. The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of the periods presented or the results which may occur in the future.

NOTE 8: LONG-TERM DEBT AND CREDIT AGREEMENT

As of December 31, 1998, the company had no outstanding long-term debt. In connection with the FSA acquisition, the company assumed certain FSA notes payable obligations of $1,292,395 which were paid on April 1, 1997, concurrent with the closing of the acquisition.
    The company has a line of credit with a bank which provides for borrowings up to the lesser of $5,000,000, or 80% of eligible accounts receivable and 50% of eligible inventory. The line of credit is secured by receivables, inventory and general intangibles. There were no line of credit advances outstanding as of December 31, 1998 and 1997.

NOTE 9: LEASE OBLIGATIONS

The company leases two adjacent buildings in North St. Paul, Minn. from a partnership controlled by certain shareholders of the company under two separate lease agreements which each expire in 2006. None of the shareholders in the partnership are either directors or officers of the company. The company leases its Grand Prairie, Texas facility from a partnership controlled by an officer shareholder. The company believes the terms of these leases are competitive with comparable local properties. The company also leases certain equipment and other facilities under various operating leases. Rent expense under all operating leases was as follows:

Year Ended Dec. 31,               1998             1997            1996
-----------------------------------------------------------------------
Paid to shareholders        $  529,268         $336,927        $231,575
Paid to others                 803,672          631,069         457,501
-----------------------------------------------------------------------
Total rent expense          $1,332,940         $967,996        $689,076
=======================================================================

Future minimum annual lease payments under operating leases are as follows:

------------------------------------------------------------------------
1999                                                          $1,476,000
2000                                                           1,077,000
2001                                                           1,016,000
2002                                                           1,025,000
2003                                                             961,000
Thereafter                                                     4,147,000
------------------------------------------------------------------------
Total minimum lease payments                                  $9,702,000
========================================================================


NOTE 10: COMMON STOCK

In connection with the April 1, 1998 acquisition of the Equipment Division of WEB Technology Inc. ("WEB"), the company entered into agreements with certain WEB shareholders whereby the company received a right of first refusal on common shares issued to such shareholders. During 1998, the company repurchased 243,850 shares of its common stock for $1,771,019 pursuant to such agreements.


20 Aetrium 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: STOCK OPTIONS

In 1993, the company's shareholders approved the adoption of the 1993 Stock Incentive Plan (the Plan). Employees, officers, directors, consultants and independent contractors providing services to the company are eligible to receive awards under the Plan. The number of shares available for issuance under the Plan is equal to 17.5% of the aggregate number of shares of common stock outstanding less the total number of shares of common stock issuable upon the exercise or conversion of any stock options, warrants or other stock rights. The Plan is administered by the Compensation Committee of the Board of Directors and provides for the granting of: (a) stock options; (b) stock appreciation rights;
(c) restricted stock; (d) performance awards; and (e) stock awards valued in whole or in part by reference to or otherwise based upon the company's stock. Options granted under the Plan may be incentive stock options or nonqualified stock options. The Plan will terminate on June 8, 2003.
    As required, the company adopted Statement of Financial Accounting Standards
(FAS) No. 123, "Accounting for Stock-Based Compensation" in 1996. As permitted by FAS No. 123, the company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan and, accordingly, does not recognize compensation expense related thereto. If the company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by FAS No. 123, net income (loss) and net income
(loss) per share would have been as reflected in the pro forma amounts indicated below (in thousands, except per share amounts):

                                    1998          1997            1996
-----------------------------------------------------------------------
Net income (loss)
  - as reported             $     (9,450)   $    1,229     $      9,242
  - pro forma               $    (10,444)   $      389     $      8,662

Net income (loss)
  per diluted share
  - as reported             $      (1.00)   $      .14     $       1.08
  - pro forma               $      (1.11)   $      .04     $       1.01

The fair value of options granted in 1998, 1997 and 1996 were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                1998        1997       1996
-----------------------------------------------------------------------------
Expected dividend level                            0%          0%          0%
Expected stock price volatility                   49%         42%         44%
Risk-free interest rate                          5.2%        6.2%        6.0%
Expected life of options (years)                 3.5         3.5         3.5

The following table summarizes activity under the company's stock option plans:

                                                                              Outstanding Options
                                                       ----------------------------------------------------------------
                                                                                                      Weighted Average
                                                       Number of Shares         Exercise Prices         Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                    1,145,692         $ 1.39 to 16.50              $    8.59
  Options granted                                               172,500          10.25 to 18.81                  12.46
  Options exercised                                            (289,071)          1.39 to 11.50                   5.89
  Options canceled                                              (29,939)         11.50 to 16.50                  15.51
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                      999,182           1.39 to 18.81                   9.59
  Options granted                                               360,000          16.63 to 17.19                  16.71
  Options exercised                                            (285,998)          1.39 to 10.25                   7.96
  Options canceled                                              (22,840)          6.58 to 10.25                   8.33
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                    1,050,344           6.58 to 18.81                  12.50
  Options granted                                             1,026,000           5.63 to 14.88                   7.63
  Options exercised                                             (57,383)          6.58 to 10.25                   7.08
  Options canceled                                             (572,897)          6.58 to 17.18                  15.18
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                    1,446,064         $ 5.63 to 18.81              $    8.15
=======================================================================================================================
Options exercisable as of December 31, 1998                     465,698         $ 5.63 to 18.81              $   10.16
=======================================================================================================================

The following table summarizes information related to stock options outstanding at December 31, 1998, all of which are nonqualified options which become exercisable over a four- to five-year period and expire five years after the grant date:

                             Options Outstanding                                                      Options Exercisable
----------------------------------------------------------------------------                ----------------------------------
                           Number              Weighted                                          Number               Weighted
         Range of      Oustanding     Average Remaining     Weighted Average                Exercisable                Average
  Exercise Prices     at 12/31/98      Contractual Life       Exercise Price                at 12/31/98         Exercise Price
----------------------------------------------------------------------------                ----------------------------------
  $  5.63 to 8.34         968,071             4.4 years              $  6.56                    139,634                $  7.03
   10.25 to 18.81         477,993             2.1 years                11.37                    326,064                  11.50
----------------------------------------------------------------------------                ----------------------------------
  $ 5.63 to 18.81       1,446,064             3.6 years              $  8.15                    465,698                 $10.16
============================================================================                ==================================

                                                                 Aetrium 1998 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    During the years ended December 31, 1998, 1997 and 1996 in connection with certain stock option exercises, employees surrendered 28,631 ($468,295 fair market value), 134,678 ($2,697,489 fair market value), and 142,461 ($2,398,316 fair market value) shares of common stock as payment for the exercise prices of such options and related withholding tax obligations.
    The company recorded a tax benefit of $163,719, $1,205,272 and $1,010,969 for the years ending December 31, 1998, 1997 and 1996, respectively, related to the exercise of nonqualified stock options, which amounts have been credited to Additional Paid-in Capital.


NOTE 12: EMPLOYEE SAVINGS 401(k) AND STOCK PURCHASE PLANS

    The company has a 401(k) employee savings plan which covers all employees who are at least 21 years of age and have at least three months of service. Company contributions to the plan were $406,539, $312,803, and $271,190 in 1998, 1997 and 1996, respectively.
    The company has a nonqualified employee stock purchase plan. Full-time eligible employees may purchase shares of common stock by contributing to the plan through payroll deductions. Employee contributions to the plan are limited to 10% of each employee's base compensation. The plan purchases shares on the open market at fair market value. At its discretion, the company may choose to contribute to the plan. The company contributed $12,828, $10,444 and $14,966 to the plan in 1998, 1997 and 1996, respectively.

NOTE 13: INCOME TAXES

The provision (benefit) for income taxes is made up of the following components:

Year Ended December 31,                              1998            1997           1996
----------------------------------------------------------------------------------------
Current tax provision (benefit):
  Federal                                     $(2,797,000)    $ 2,205,000     $3,585,000
  State                                           184,000         302,000        585,000
----------------------------------------------------------------------------------------
  Total current provision (benefit)            (2,613,000)      2,507,000      4,170,000
----------------------------------------------------------------------------------------
Deferred tax provision (benefit):
  Federal                                      (1,896,000)     (1,941,000)        69,000
  State                                          (353,000)       (265,000)        11,000
----------------------------------------------------------------------------------------
  Total deferred provision (benefit)           (2,249,000)     (2,206,000)        80,000
----------------------------------------------------------------------------------------
Total provision (benefit) for income taxes    $(4,862,000)    $   301,000     $4,250,000
========================================================================================


An analysis of the effective tax rate on earnings and a reconciliation from the expected statutory rate are as follows:

Year Ended December 31,                                             1998             1997              1996
------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                           $(14,312,004)     $ 1,529,946      $ 13,492,430
Statutory federal tax rate                                            34%              34%               35%

Tax expense (benefit) computed at federal statutory rate    $ (4,866,081)     $   520,182      $  4,722,351
State taxes, net of federal benefit                             (111,540)          24,420           387,400
Increase (decrease) in tax from:
  Goodwill amortization                                           19,368           19,368            19,938
  Foreign sales corporation benefit                                   --         (204,000)         (315,000)
  Tax-exempt interest income                                    (108,869)        (313,480)         (388,909)
  Business meals and entertainment                                44,200           40,834            31,102
  Other, net                                                     160,922          213,676          (206,882)
------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                        $ (4,862,000)     $   301,000      $  4,250,000
===========================================================================================================

22 Aetrium 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) comprise the following:

December 31,                                                          1998           1997            1996
---------------------------------------------------------------------------------------------------------
Accounts receivable, principally due to allowances
  for returns and doubtful accounts                             $  182,588    $    88,271     $   287,784
Inventories, principally due to reserves for obsolescence
  and additional costs inventoried for tax purposes pursuant
  to the Tax Reform Act of 1986                                    955,270        341,352         318,552
Employee compensation and benefits accrued for financial
  reporting purposes                                                92,142        135,496          69,093
Amortization of intangibles                                      6,593,709      5,595,033       2,928,326
Other, net                                                         159,605       (425,838)        (75,441)
---------------------------------------------------------------------------------------------------------
Net deferred tax asset                                          $7,983,314    $ 5,734,314     $ 3,528,314
=========================================================================================================


NOTE 14: BUSINESS SEGMENT, GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION, AND CONCENTRATION OF CREDIT RISK

The company operates in one industry segment supplying electromechanical equipment to the semiconductor and electronic component industry. The following table sets forth the various components of net sales by product line as a percentage of total sales:

Year Ended December 31,                       1998    1997    1996
-------------------------------------------------------------------
Test handlers                                   48%     54%     59%
IC Automation products                          26      24      15
Reliability and environmental test products     12      10      13
Change kits and spare parts                     14      12      13
-------------------------------------------------------------------
                                               100%    100%    100%
==================================================================

Foreign sales from the United States were as follows:

Year Ended December 31,                       1998           1997           1996
--------------------------------------------------------------------------------
Asia                                   $ 9,065,000    $11,990,000    $12,552,000
Europe                                   4,933,000      7,720,000      3,597,000
Other                                    1,133,000         50,000          8,000
--------------------------------------------------------------------------------
                                       $15,131,000    $19,760,000    $16,157,000
================================================================================

    Sales to a single customer represented 19.7% and 10.1% of total net sales in 1998 and 1997, respectively. Sales to a second customer represented 11.5% of total net sales in 1998. Sales to a third customer represented 18.2% and 16.0% of total net sales in 1997 and 1996, respectively. Sales to a fourth customer represented 14.0% of total net sales in 1997. Sales to a fifth customer represented 11.8% and 10.0% of total net sales in 1997 and 1996, respectively.

    The company sells its products principally to manufacturers of integrated circuits, other electronic components, and semiconductor equipment. Its accounts receivable balance is concentrated with customers principally in one industry; however, the company regularly monitors the creditworthiness of its customers and credit losses have historically been minimal.


                                                                Aetrium 1998  23

Selected Consolidated Financial Data

FIVE YEAR SUMMARY

(In thousands, except per share data)
Year Ended December 31,                                 1998          1997          1996          1995          1994
--------------------------------------------------------------------------------------------------------------------
Statement of operations data:
  Net sales                                         $ 59,619      $ 67,575      $ 58,387      $ 47,631      $ 26,091
  Income (loss) from operations                      (15,276)          383        12,376         4,359         1,238
  Net income (loss)                                   (9,450)        1,229         9,242         3,356         1,131
  Net income (loss) per diluted share                  (1.00)          .14          1.08           .46           .16
--------------------------------------------------------------------------------------------------------------------

December 31,                                            1998          1997          1996          1995          1994
--------------------------------------------------------------------------------------------------------------------
Balance sheet data:
  Total assets                                      $ 72,444      $ 70,894      $ 61,718      $ 61,600      $ 25,210
  Long-term debt, less current portion                    --            --            --           135            --
--------------------------------------------------------------------------------------------------------------------



QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)
                                                                     First        Second         Third        Fourth
----------------------------------------------------------------------------------------------------------------------------
1998 Net sales                                                    $ 20,481       $16,108      $ 12,009      $ 11,021
  Gross profit before unusual items                                 10,283         7,652(1)      4,965         4,874
  Income (loss) from operations before unusual items                 3,004        (1,367)(1)    (3,372)       (3,318)
  Net income (loss) before unusual items                             2,383          (830)(1)    (2,216)       (1,847)
  Net income (loss) per diluted share before unusual items             .27          (.09)(1)      (.23)         (.19)
  Net income (loss)                                                  2,383        (7,770)       (2,216)       (1,847)
  Net income (loss) per diluted share                                  .27          (.80)         (.23)         (.19)
----------------------------------------------------------------------------------------------------------------------------
1997 Net sales                                                    $ 11,936       $14,921      $ 18,683      $ 22,035
  Gross profit                                                       6,118         7,626         9,858        11,056
  Income from operations before unusual items                        1,274         1,928(1)      3,041         3,600(1)
  Net income before unusual items                                    1,110         1,594(1)      2,344         2,803(1)
  Net income per diluted share before unusual items                    .13           .18(1)        .26           .31(1)
  Net income (loss)                                                  1,110        (3,440)        2,344         1,215
  Net income (loss) per diluted share                                  .13          (.40)          .26           .13
----------------------------------------------------------------------------------------------------------------------------
(1) BEFORE RESTRUCTURING AND ACQUISITION-RELATED CHARGES



PRICE RANGE OF THE COMPANY'S COMMON STOCK

                                                                     First        Second         Third        Fourth
                                                                   Quarter       Quarter       Quarter       Quarter
----------------------------------------------------------------------------------------------------------------------------
1998     High                                                      $ 19.00       $ 17.50       $  9.50       $ 11.50
         Low                                                       $ 12.75       $  7.25        $ 4.50       $  3.63
----------------------------------------------------------------------------------------------------------------------------
1997     High                                                      $ 16.25       $ 19.50       $ 26.25       $ 28.25
         Low                                                       $ 12.88       $ 12.50       $ 18.50       $ 15.13
----------------------------------------------------------------------------------------------------------------------------

As of March 13, 1999, there were approximately 200 shareholders of record. The company estimates that an additional 5,500 shareholders own stock held for their accounts at brokerage firms and financial institutions.

DIVIDENDS
The company has never paid cash dividends on common stock. The company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.


24  Aetrium 1998