Form 10-K, Exhibit 13
period 1999-12-31
AETRIUM INC
filed 2000-03-30
CIK 908598

                                                                Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW:

The semiconductor capital equipment industry is often described as a cyclical growth industry characterized by a long-term growth trend occasionally interrupted by periods of significant declines in revenue. In early 1996, elevated inventory levels for many high-volume integrated circuit ("IC") components and resulting excess capacity in the industry led to lower revenue for many equipment suppliers in 1996, including the company. This trend reversed in 1997 as capacity utilization improved in general and actually became constrained for some newer IC products, leading the company to experience strong growth throughout that year.

In the first half of 1998, early optimism quickly led to uncertainty in the industry. Many industry observers felt the Asian financial crisis that began in late 1997 would be short-lived and would have little impact on the industry. The company continued to experience high levels of requests for new equipment quotations. In the second quarter of 1998, it became clear that the industry outlook was weakening. There appeared to be an excess supply of many components due to the capacity ramp in 1997. There was an apparent decline in IC consumption in Asia related to the economic downturn in that region. Also, the demand for ICs by personal computer manufacturers declined as many of them reduced inventories by adopting "just in time" manufacturing techniques. These factors had a negative impact on revenue, margins, and profitability for many IC manufacturers and caused them to cancel or delay fab expansions and to quickly slash capital spending. The company was directly impacted when it learned that two significant equipment requirements with two separate customers were being delayed and potentially would be cancelled. The company experienced a sudden decline in equipment orders during this timeframe followed by declining revenue each quarter through the end of the year.

In the first half of 1999, business conditions showed signs of improvement for some portions of the industry. A notable exception was the Dynamic Random Access Memory ("DRAM") market that continued to experience overcapacity and pricing pressures. One of the company's largest customers, a DRAM manufacturer, announced that it was exiting the merchant market for DRAM devices and would buy minimal equipment in 1999. A second significant customer also indicated that their requirements for Aetrium equipment for DRAM applications would be significantly lower than previously forecasted levels. As a result, the company's 1999 revenue related to DRAM applications were approximately $20 million lower than 1998 and 1997 levels.

In the second half of 1999, business conditions continued to improve for most IC manufacturers with some plants adding capacity and ordering new equipment, particularly for their new products. The company's revenue levels increased in the second half of 1999 in all product areas except for DRAM applications which remained weak due to reduced capital spending by the two significant customers mentioned above.

In summary, as a result of the above factors, the company experienced strong revenue in 1997 and slightly lower revenue levels in the first half of 1998, followed by significantly declining revenue in the second half of 1998 and first half of 1999. Revenue levels increased slowly in the second half of 1999 as industry conditions improved. However, quarterly revenue levels at the end of 1999 remained approximately 50% below the peak periods in late 1997. In response to the changing industry conditions, fluctuations in business activity, and overall lower revenue levels described above, management made a number of strategic decisions and implemented various cost control initiatives during 1998 and 1999. These actions included discontinuing certain products and technologies, reducing workforce, and implementing other cost reductions that are discussed in more detail below.


8 AETRIUM 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:
The following table sets forth certain statement of operations items as a percentage of net sales for 1999, 1998 and 1997:

                                                  1999     1998     1997
--------------------------------------------------------------------------
Net sales                                        100.0%   100.0%   100.0%
Cost of goods sold                                64.3     59.6     48.7
--------------------------------------------------------------------------
Gross profit                                      35.7     40.4     51.3
--------------------------------------------------------------------------
Operating expenses:
   Selling, general and administrative            47.4     34.6     21.2
   Research and development                       26.4     20.4     15.5
   Unusual charges                                 3.9     10.9     14.0
--------------------------------------------------------------------------
Total operating expenses                          77.7     65.9     50.7
--------------------------------------------------------------------------
Income (loss) from operations                    (42.0)   (25.5)      .6
Other income, net                                  1.6      1.6      1.7
--------------------------------------------------------------------------
Income (loss) before income taxes                (40.4)   (23.9)     2.3
Income tax benefit (provision)                    16.2      8.1      (.5)
--------------------------------------------------------------------------
Net income (loss)                                (24.2)%  (15.8)%    1.8%
==========================================================================

NET SALES:
The following table sets forth the various components of net sales by product line as a percentage of total sales:

                                                  1999     1998     1997
--------------------------------------------------------------------------
Test handlers                                       46%      48%      54%
IC Automation products                              26       26      24
Reliability and environmental test products         12       12       10
Change kits and spare parts                         16       14       12
--------------------------------------------------------------------------
       Total                                       100%     100%     100%
==========================================================================

Net sales decreased 38% to $37.2 million in 1999, compared with $59.6 million in 1998 and $67.6 million in 1997. Equipment sales decreased in 1998 and again in 1999 as a result of the severe semiconductor equipment industry downturn that began in 1998 and continued into 1999.

Sales of test handlers decreased 41% in 1999 compared with 1998. Sales of non-memory test handlers increased in 1999 due to improving industry conditions later in the year and increased demand for equipment that addresses new IC applications. This increase was offset by a significant decrease in the sales of memory test handlers. There continued to be excess capacity in the memory segment of the industry throughout 1999, leading two large customers to significantly reduce their capital equipment spending below 1998 and 1997 levels.

Sales of IC Automation products decreased 38% in 1999 due to the continuing poor industry conditions and a decision on the part of a significant customer to exit the business in mid-1998 as part of a litigation settlement with an unrelated third party. Sales of IC Automation products decreased only slightly in 1998 from the 1997 levels as the loss of revenue from the customer exiting the business in mid-1998 was mostly offset by the inclusion of the revenue of the IC Automation product line acquired from WEB Technology, Inc. ("WEB") in April 1998.

Sales of reliability and environmental test products decreased 40% in 1999. Sales of reliability test equipment manufactured in North St. Paul, Minn. increased in 1999 as the company's new Model 1164 test system gained market acceptance, particularly in applications related to copper interconnects. This increase was offset by a significant decrease in the sales of environmental test equipment produced in Lawrence, Mass. due to the generally poor industry conditions and reduced sales to customers in defense-related businesses.

Sales of change kits and spare parts decreased approximately 23% in 1999. Most of the decrease was attributable to excess capacity in the industry overall and reduced spending by memory IC manufacturers. Sales of change kits and spare parts in 1998 were comparable to 1997.

                                                                 AETRIUM 1999 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GROSS PROFIT:

Gross profit, as a percentage of net sales, was 35.7% in 1999, compared with 40.4% in 1998 and 51.3% in 1997. These results include unusual charges recorded in 1999 and 1998 as follows:

- In the second quarter of 1999, one of the company's largest customers, a DRAM manufacturer, announced that they were exiting the merchant market for DRAM devices and would buy minimal equipment in 1999. A second significant customer also indicated that their equipment requirements for DRAM applications would be significantly lower than previously forecasted levels. In response to these events and considering the potential obsolescence associated with upcoming transitions to new products, inventories were analyzed and management determined that a $2.5 million inventory charge to cost of goods sold was required to properly value inventories at net realizeable value.

- In the second quarter of 1998, the company recorded an unusual charge of $3.7 million in cost of goods sold. Due to the sudden, significant decline in business activity in the second quarter of 1998, the delayed and reduced expansion plans on the part of two large customers, and the resulting outlook for significantly lower revenue levels, management reviewed the company's product portfolio and decided to discontinue marketing its TMU-100 thermal management system and Model 900A pick-and-place test handler products because forecasted revenue levels did not justify the required marketing and support costs. Based on these decisions and a revised revenue forecast reflecting a deteriorating industry outlook, management determined that a $3.2 million inventory charge for excess and obsolete inventory was necessary to properly value inventories at net realizeable value. In addition, the company recorded a $0.5 million charge to fulfill a customer warranty claim obligation committed to at that time.

- The inventory writedowns in 1999 and 1998 were quantified through a detailed analysis of inventories with consideration given to potential future equipment and spares' sales, and the potential use of common parts in other products.

Excluding the unusual charges described above, gross profit was 42.4% of net sales in 1999, compared with 46.6% and 51.3% in 1998 and 1997, respectively. The decrease in 1999 resulted primarily from under-absorbed manufacturing overhead due to the significantly lower sales volume, particularly at the company's San Diego, Calif. and Lawrence, Mass. facilities. The decrease in gross margin in 1998 compared with 1997 was primarily due to the inclusion of sales of the product line acquired in the Advantek Handler Division acquisition in November 1997, which products had generally lower margins; the significant shift in the sales mix to more pick-and-place test handlers, which tend to have lower margins than gravity-feed test handlers; the costs associated with the production ramp of new products; and under-absorbed manufacturing overhead due to lower volumes at the North St. Paul and San Diego facilities during the final three quarters of 1998. These factors were partially offset by cost containment efforts implemented during the latter half of 1998, improved gross margins of environmental test products, and the inclusion of relatively high-margin sales of the IC Automation product line acquired from WEB on April 1, 1998.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Selling, general and administrative expenses decreased 15% to $17.6 million in 1999, compared with $20.7 million in 1998 and $14.3 million in 1997. The decrease in 1999 resulted from cost containment efforts including reduced personnel costs due to workforce reductions and lower commissions on significantly reduced revenue levels. These expense reductions were offset somewhat in 1999 by the inclusion of a full year of operations of the Equipment Division of WEB, which was acquired on April 1, 1998. Selling, general and administrative expenses increased in 1998 primarily due to expenses to support the sales and service activities of businesses acquired in 1997 and 1998 and increases in amortization expense related to acquired intangible assets. Amortization expense associated with acquisition-related intangible assets totaled $1.8 million, $1.7 million, and $0.3 million in 1999, 1998, and 1997, respectively.

RESEARCH AND DEVELOPMENT EXPENSES:

Research and development expenses were $9.8 million in 1999 compared with $12.2 million in 1998 and $10.5 million in 1997. The decrease in 1999 resulted from cost

10 AETRIUM 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


containment efforts implemented during the year, including a reduction in research and development personnel. These expense reductions were offset somewhat in 1999 by the inclusion of a full year of operations of the Equipment Division of WEB, which was acquired in April 1998. The increase in research and development expenses in 1998 was primarily attributable to the inclusion of the operations acquired from Forward Systems Automation ("FSA") and Advantek in 1997 and the Equipment Division of WEB in 1998. These factors were partially offset by cost containment measures implemented in the second and third quarters of 1998, including a reduction of engineering personnel.

UNUSUAL CHARGES:

In 1999, the company recorded unusual charges as follows (dollars in thousands):

Restructuring charges                      $  352
Write-off intangible asset                  1,155
Other                                         (61)
---------------------------------------------------
      Total                                $1,446
===================================================

In order to reduce operating costs, the company implemented two workforce reductions in 1999. These reductions included the terminations of 48 employees resulting in estimated annual cost savings of approximately $1.8 million. The restructuring charges were recorded in the periods when the affected employees were identified, severance benefits were determined, and the affected employees were notified and terminated. Accordingly, restructuring charges of $190,000 and $162,000 were recorded in the first and second quarters of 1999, respectively. The severance costs were paid prior to December 31, 1999.

At the time of the acquisition of the Equipment Division of WEB in April 1998, WEB had a contractual relationship with a customer to develop and deliver certain automation equipment. A value of $1.4 million was capitalized as an intangible asset related to this customer relationship at the time of the acquisition. In the fourth quarter of 1999, due to a change in its business environment and a shift in its strategic business plan, the customer requested that the company discontinue working on the project. Prior to December 31, 1999, the company negotiated a termination of the contract with the customer and determined that the project would not be resumed. As a result, management determined that the intangible asset related to this customer relationship was impaired and had no future economic value and the company wrote off the remaining unamortized balance of $1,155,000 at December 31, 1999.

In the second quarter of 1998, the company recorded unusual charges related primarily to a sudden, significant decline in business activity and management actions taken in response to the weakening industry outlook at that time. The unusual charges included the following (dollars in thousands):

Restructuring charge                             $  547
Write-off purchased technology                    2,080
Acquired in-process research & development        3,900
--------------------------------------------------------
         Total                                   $6,527
=======================================================

In order to bring operating costs more in line with lower anticipated revenue levels, the company completed a workforce reduction in the second quarter of 1998, resulting in a charge of $547,000, including severance pay and related costs. This action included the termination of 50 employees, resulting in estimated annual cost savings of approximately $2.3 million. The workforce reduction was planned, announced, and completed prior to June 30, 1998. Substantially all of the $547,000 in costs was paid during 1998 and the balance of the restructuring accrual remaining at December 31, 1998 was insignificant.

In connection with the decision to discontinue the TMU-100 thermal management system and the Model 900A test handler products discussed previously, management reviewed the capitalized technology related to these products and determined that the technology was not usable in any other products and had no alternative use. Therefore, the remaining unamortized balance of these intangibles amounting to $2,080,000 was written off at June 30, 1998.

In connection with the acquisition of the Equipment Division of WEB, $3.9 million of the purchase price was allocated to in-process research and development, which

                                                               AETRIUM 1999  11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


amount was expensed in the second quarter of 1998 as the underlying research and development projects had not yet reached technological feasibility.

In 1997, the company recorded unusual charges of $9,459,351. This amount represents in-process research and development related to the acquisitions of FSA ($7,190,809) and the Handler Division of Advantek, Inc. ($2,268,542), which was charged to operations as the underlying research and development projects had not yet reached technological feasibility.

IN-PROCESS RESEARCH AND DEVELOPMENT:

On April 1, 1998, the company acquired certain assets and assumed certain liabilities of WEB for a total purchase price of $23.6 million and accounted for the acquisition as a purchase. The fair value of acquired intangible assets was determined to be $20.7 million, which included developed technology, core technology, a customer list, trained workforce, and in-process research and development. Of this amount, $3.9 million, or approximately 17% of the total purchase price, was allocated to in-process research and development and was charged against income in 1998 because the underlying research and development projects had not yet reached technological feasibility and had no alternative future uses.

The most significant components of the acquired in-process research and development were approximately $2.6 million associated with a new burn-in board loader/unloader and approximately $0.8 million associated with a new pick-and-place test handler, both products being under development at the date of the acquisition. The burn-in board loader/unloader was to be used by semiconductor manufacturers to automatically load untested ICs into a variety of burn-in boards to reduce labor costs and reduce manual loading errors. In addition to providing very high speed throughput, the most unique feature of the new burn-in board loader/unloader was to improve efficiency and yields by providing for the testing of ICs during the board-loading process as opposed to the conventional approach of testing ICs before burn-in. The most complex design steps to complete the product included developing a Windows NT operating system, incorporating the test-during-load capability, providing both tray and tube input capability, and incorporating multiple-head mechanisms to increase speed. The pick-and-place test handler product was to be used by semiconductor manufacturers to test ICs under high temperatures utilizing conductive thermal conditioning and to sort the ICs in up to five categories. Complex design steps to complete the product included the development of software to provide precise temperature control during testing. Management estimated that the stage of completion for the burn-in board loader/unloader and pick-and-place test handler at the acquisition date, based upon estimates of cost and time to complete and complexity factors involved, was 64% and 79%, respectively.

The development of the new burn-in board loader/unloader was completed in late 1998 and has been actively marketed in 1998 and 1999. Due to a lack of resources resulting from expense reductions, the pick-and-place test handler development was put on hold in early 1999. In mid-1999, management decided to go forward exclusively with another technology solution and formally cancelled the pick-and-place test handler development program. Management does not expect this decision to have a significant impact on future operating results.

The value assigned to the acquired in-process research and development in the WEB acquisition was determined based upon projected cash flows related to future products expected to be derived once technological feasibility was achieved. Projected cash flows recognized the contribution of core technology and other supporting assets and were discounted to present value at a rate of 30%. The projected net cash flows from such projects were based on management's estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs, and income taxes resulting from such projects. These estimates were based on expected trends in technology, historical margin and expense levels of comparable products, and the nature and expected timing of completion of acquired in-process research and development.

In 1997, the company acquired certain assets of the Handler Division of Advantek Inc. and certain assets of FSA. In these acquisitions, identified intangible assets consisted of developed and core technology, trained workforce, and in-process research and development. Fair values assigned to in-process research and development were $2.3 million for the Advantek acquisition and $7.2

12  AETRIUM 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


million for the FSA acquisition. These amounts were charged against income in 1997 as the underlying research and development projects had not yet reached technological feasibility and had no alternative future uses.

The company has used the acquired in-process research and development to complete new products. With respect to FSA, the products are high-speed test handlers for discrete components and small IC packages, such as micro small outline packages. With respect to Advantek, the principal product line was a dual site, tri-temperature, pick-and-place test handler for logic semiconductor devices.

As of the date of acquisition, the company anticipated the initial products developed from the in-process research and development related to FSA would be introduced in the latter part of 1997 and in 1998. As of the date of acquisition, the company anticipated the initial products developed from the acquired in-process research and development related to Advantek would be introduced in 1998. In the case of the FSA acquisition, products based upon the acquired in-process research and development were introduced, but the revenue from these products to date has been less than anticipated, due in large part to the severe industry downturn in 1998 and 1999. The product that resulted from the in-process research and development acquired in the Advantek acquisition was actively marketed and sold in 1998 and 1999.

The value assigned to purchased in-process research and development in the Advantek and FSA acquisitions was determined based upon projected cash flows related to future products expected to be derived once technological feasibility was achieved. These projections included costs to complete the development of technology and the future revenue and costs which were expected to result from commercialization of the products. Cash flows were discounted to present value at a rate of 30% with respect to the in-process research and development acquired in the Advantek acquisition and 25% with respect to FSA. The resulting net cash flows from such projects were based on management's estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs, and income taxes resulting from such projects. These estimates were based on expected trends in technology, historical margin and expense levels for comparable products, and the nature and expected timing of completion of acquired in-process research and development. The extremely difficult industry conditions experienced by semiconductor equipment suppliers in 1998 and 1999 has had a significant impact on the revenue and cash flows for products resulting from the in-process research and development projects acquired in the FSA acquisition, and, to a lesser extent, the Advantek acquisition. While management continues to believe that the products originating from the acquired research and development projects in the FSA and Advantek acquisitions are important and commercially viable, there is no assurance that these products will achieve management's expectations. See Note 8 to the accompanying consolidated financial statements.

OTHER INCOME, NET:

Other income, net, decreased 37% to $607,000 in 1999, compared with $964,000 in 1998 and $1.1 million in 1997. The decline is due to lower invested cash balances primarily as a result of the $7.8 million used to acquire the Equipment Division of WEB in April 1998, $4.2 million used in the Advantek acquisition in late 1997, approximately $2.5 million used to repurchase company shares in 1998 and 1999, and cash used to fund operating losses in 1999.

INCOME TAXES:

The company recorded an income tax benefit of approximately $6.0 million in 1999 and $4.9 million in 1998 compared with income tax expense of approximately $0.3 million in 1997. The tax benefit in 1999 and 1998 resulted from the significant operating losses reported for those years compared with a relatively modest operating profit in 1997. In general, the company's effective income tax rate compares favorably with federal and state statutory rates primarily due to benefits associated with the company's foreign sales corporation, research tax credits and the investment of excess funds in tax-exempt securities.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES:

Cash and short-term investments decreased by approximately $4.9 million in 1999 to $13.2 million. Operating activities used $4.0 million of cash in 1999 compared with positive cash flow from operations amounting to $2.6 million and $4.4 million in 1998 and 1997, respectively. The company received income tax refunds (net), of approximately $2.4 million in 1999. Inventories decreased

                                                            AETRIUM 1999  13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


by $4.7 million in 1999 primarily due to inventory writedowns of $2.5 million recorded in the second quarter and to significantly lower sales activity related to memory test handler products. Capital expenditures for property and equipment amounted to $0.5 million, $1.4 million, and $1.7 million in 1999, 1998 and 1997, respectively. Cash used to acquire businesses amounted to approximately $7.8 million and $8.2 million in 1998 and 1997, respectively. Approximately $3.7 million in cash has been used to repurchase shares of the company's stock in the past three years, including $2.2 million related to repurchases from certain shareholders of WEB pursuant to right of first refusal agreements entered into with such shareholders.

The company believes its cash and short-term investments of $13.2 million at December 31, 1999 and borrowings available under its credit facility will be sufficient to meet capital expenditure and working capital needs for the foreseeable future. The company may acquire other companies, product lines or technologies that are complementary to the company's business and the company's working capital needs may change as a result of such acquisitions.

SUBSEQUENT EVENT - RESTRUCTURING ACTIVITIES:
In January 2000, the company announced plans to restructure certain of its operations as follows:

- The company will be closing its Lawrence, Mass. facility. Management is exploring the potential sale of certain assets associated with the Lawrence operation, including its environmental test equipment product line. The Thermal Forcing System product and the development activities associated with the company's proprietary conductive thermal technology will be transferred to the company's North St. Paul, Minn. facility. Management expects that the Lawrence operations will cease by approximately March 31, 2000 and the facility will be vacated by May 15, 2000.

- The company's two operations in Texas will be consolidated. Strategically significant manufacturing and development activities being conducted at the Grand Prairie facility will be transferred to the company's Dallas facility where operations associated with its WEB Technology product line are located. This transfer was substantially completed in mid-March and the Grand Prairie facility is expected to be closed by March 31, 2000.

In connection with these restructuring activities, the company expects that it will record unusual charges of approximately $2.5 to $3.0 million in the quarter ended March 31, 2000, including costs associated with the termination of approximately 60 employees.

BUSINESS RISKS AND UNCERTAINTIES:

A number of risks and uncertainties exist which could have an impact on the company's future operating results. Any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, including the following: the company's dependence on the microelectronics market and the capital expenditures of electronic component manufacturers; the ability of the company to manage its growth and to integrate and assimilate recent and future acquisitions; new product development cycles and market acceptance of new products; potential fluctuations in the company's operating results based on factors such as cancellation or rescheduling of orders, seasonal fluctuations in business activity, and product announcements by the company or by competitors; the impact of competition in the test handler, IC Automation, reliability test equipment and environmental test equipment markets; the effect of customer concentration and the loss of any significant customer on the company's sales; and volatility of the company's stock price based on factors including developments in the microelectronics industry and high technology industries generally, as well as fluctuations in the company's quarterly operating results. The company undertakes no obligation to update the information, including the forward-looking statements, in this Annual Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
MARKET RISK:

The company's exposure to market risk for changes in interest rates relates primarily to the company's investment portfolio. The company places its investments with

14 AETRIUM 1999
high credit issuers and limits the amount of credit exposure to any one issuer. The company has no investments denominated in foreign currencies and therefore is not subject to foreign exchange risk. The company mitigates default risk by investing in high credit quality securities and by positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. As of December 31, 1999, the company's portfolio consisted primarily of high quality taxable instruments, including corporate notes and bonds, money market funds, and bank repurchase agreements.

INFLATION:

The company does not believe that inflation has had a material effect on its results of operations in recent years. However, no assurance can be given that inflation will not adversely affect its business in the future.

YEAR 2000 DISCLOSURE:

Prior to January 1, 2000, the company's internal computer systems had been upgraded and verified as necessary to ensure that they would handle dates and process information accurately in the new millennium. After the millennium change, the company did not experience any significant problems as a result of year 2000 issues in its financial reporting, resource planning, or other internal computing systems. The company also did not experience any significant problems as a result of year 2000 issues with any of its vendors. In addition, none of the company's customers have reported any year 2000 failures with any product or software the company installed. Nevertheless, if unanticipated or unremediated year 2000 problems arise, these failures or problems could disrupt the company's normal business activities and operations. If a year 2000 problem occurs with a supplier or customer, the company may have difficulty in determining the cause of the problem. If any products or software sold by the company fails, we could be liable to customers for damages and costs to the extent that our vendors do not cover these liabilities.

Due to the complexity and pervasiveness of the year 2000 issue and, in particular, the uncertainty regarding potential year 2000 issues that may arise with third parties, no assurances can be given that there will not be material adverse effects on the business or its results from operations.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Aetrium Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aetrium Incorporated and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
January 31, 2000


                                                                AETRIUM 1999  15

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,                              1999               1998                 1997
-------------------------------------------------------------------------------------------------
NET SALES                                   $  37,188,312      $  59,618,971        $  67,574,834
         Cost of goods sold                    23,909,624         35,541,356           32,916,692
-------------------------------------------------------------------------------------------------
GROSS PROFIT                                   13,278,688         24,077,615           34,658,142
-------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
         Selling, general and administrative   17,631,833         20,657,065           14,323,138
         Research and development               9,828,375         12,169,846           10,492,301
         Unusual charges                        1,446,083          6,527,000            9,459,351
-------------------------------------------------------------------------------------------------
                  Total operating expenses     28,906,291         39,353,911           34,274,790
-------------------------------------------------------------------------------------------------
Income (Loss) from Operations                 (15,627,603)       (15,276,296)             383,352
         Other income, net                        607,497            964,292            1,146,594
-------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes             (15,020,106)      (14,312,004)            1,529,946
         Income Tax Benefit (Provision)         6,007,000         4,862,000              (301,000)
-------------------------------------------------------------------------------------------------
Net Income (Loss)                           $  (9,013,106)     $ (9,450,004)        $   1,228,946
=================================================================================================

Net Income (Loss) Per Common Share:

         Basic                              $        (.95)     $      (1.00)        $         .14
         Diluted                            $        (.95)     $      (1.00)        $         .14

Weighted Average Common Shares Outstanding:
         Basic                                  9,470,000         9,423,000             8,668,000
         Diluted                                9,470,000         9,423,000             8,923,000


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


16 AETRIUM 1999

CONSOLIDATED BALANCE SHEETS

December 31,                                                                               1999                   1998
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                        $ 13,184,286           $ 18,132,794
  Accounts receivable, net of allowance for doubtful accounts of $519,000
    and $537,000, respectively                                                        8,380,693              7,190,424
  Refundable income taxes                                                                     -              3,182,172
  Inventories                                                                         9,677,135             14,334,620
  Deferred taxes                                                                      2,356,674              1,946,084
  Other current assets                                                                  233,028                361,180
----------------------------------------------------------------------------------------------------------------------
        Total current assets                                                         33,831,816             45,147,274
----------------------------------------------------------------------------------------------------------------------
Property and equipment:
  Furniture and fixtures                                                              1,775,582              1,948,547
  Equipment                                                                           5,512,864              5,718,247
----------------------------------------------------------------------------------------------------------------------
    Less accumulated depreciation and amortization                                   (4,455,672)            (3,903,049)
----------------------------------------------------------------------------------------------------------------------
        Property and equipment, net                                                   2,832,774              3,763,745
----------------------------------------------------------------------------------------------------------------------
Noncurrent deferred taxes                                                            12,445,075              6,037,230
Intangible and other assets, net                                                     14,494,061             17,495,332
----------------------------------------------------------------------------------------------------------------------
        Total assets                                                               $ 63,603,726           $ 72,443,581
======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                                                           $  1,916,437           $    721,361
  Accrued compensation                                                                1,567,173              1,545,553
  Other accrued liabilities                                                           2,689,964              3,391,626
----------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                     6,173,574              5,658,540
----------------------------------------------------------------------------------------------------------------------

Commitments and contingencies
Shareholders' equity:
  Common stock, $.001 par value; 30,000,000 shares authorized; 9,436,035
    and 9,471,642 shares issued and outstanding, respectively                             9,436                  9,472
  Additional paid-in capital                                                         59,962,417             60,304,164
  Retained earnings (accumulated deficit)                                            (2,541,701)             6,471,405
----------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                   57,430,152             66,785,041
----------------------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                 $ 63,603,726           $ 72,443,581
======================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                               AETRIUM 1999  17

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                               Common Stock                         Retained Earnings     Total
                                                      ----------------------------    Additional    (Accumulated      Shareholders'
                                                          Shares         Amount     Paid-in Capital    Deficit)          Equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DEC. 31, 1996                                   8,449,420    $      8,449    $ 43,279,344    $ 14,692,463    $ 57,980,256
  Exercise of stock options                               285,998             286       2,274,890               -       2,275,176
  Surrender of common stock in
    connection with exercise of stock options            (134,678)           (134)     (2,697,355)              -      (2,697,489)
  Common stock issued in connection with
          the purchase of a business                      186,000             186       2,499,654               -       2,499,840
  Tax benefit related to exercise of stock options              -               -       1,205,272               -       1,205,272
  Net income                                                    -               -               -       1,228,946       1,228,946
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DEC. 31, 1997                                   8,786,740           8,787      46,561,805      15,921,409      62,492,001
  Exercise of stock options                                57,383              57         406,082               -         406,139
  Surrender of common stock in connection
    with exercise of stock options                        (28,631)            (28)       (468,267)              -        (468,295)
  Common stock issued in connection with
    the purchase of a business                            900,000             900      15,411,600               -      15,412,500
  Repurchase of common stock                             (243,850)           (244)     (1,770,775)              -      (1,771,019)
  Tax benefit related to exercise of stock options              -               -         163,719               -         163,719
  Net loss                                                      -               -               -      (9,450,004)     (9,450,004)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DEC. 31, 1998                                   9,471,642           9,472      60,304,164       6,471,405      66,785,041
  Exercise of stock options                                69,192              69         481,033               -         481,102
  Surrender of common stock in connection
    with exercise of stock options                        (48,649)            (49)       (451,130)              -        (451,179)
  Repurchase of common stock                              (56,150)            (56)       (430,003)              -        (430,059)
  Tax benefit related to exercise of stock options              -               -          58,353               -          58,353
  Net loss                                                      -               -               -      (9,013,106)     (9,013,106)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DEC. 31, 1999                                   9,436,035    $      9,436    $ 59,962,417    $ (2,541,701)   $ 57,430,152
===================================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


18 AETRIUM 1999

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,                                                     1999              1998              1997
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                $  (9,013,106)     $ (9,450,004)     $  1,228,946
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
      Depreciation and amortization                                    3,331,906         3,078,486         1,183,792
      Acquisition-related charges                                              -         3,900,000         9,459,351
      Write-off of intangibles                                         1,155,000         2,080,000                 -
      Deferred taxes                                                  (6,760,000)       (2,249,000)       (2,206,000)
      Changes in assets and liabilities, net of effects
        of acquired businesses:
          Accounts receivable, net                                    (1,190,269)        7,755,820        (4,393,864)
          Refundable income taxes                                      3,182,172        (3,182,172)                -
          Inventories                                                  4,657,485         4,382,566        (4,240,752)
          Other current assets                                           128,152           253,525          (244,221)
          Intangible and other assets                                    (23,315)         (114,204)           45,992
          Trade accounts payable                                       1,195,076        (2,545,942)        1,169,205
          Accrued compensation                                            21,620          (681,995)          723,014
          Other accrued liabilities                                     (701,662)          (39,401)         (462,943)
          Income taxes payable                                               (82)         (570,790)        2,140,485
--------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) operating activities       (4,017,023)        2,616,889         4,403,005
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of businesses and technology, net of cash acquired                 -        (8,835,000)       (9,167,763)
  Purchase of property and equipment                                    (531,349)       (1,400,336)       (1,720,537)
  Sale of short-term investments                                               -                 -         1,028,201
--------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                               (531,349)      (10,235,336)       (9,860,099)
--------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Net proceeds from issuance of common stock                             100,546           127,936           785,780
  Repurchases of common stock                                           (500,682)       (1,961,111)       (1,208,093)
  Principal payments on debt                                                   -                 -        (1,292,395)
--------------------------------------------------------------------------------------------------------------------
            Net cash used in financing activities                       (400,136)       (1,833,175)       (1,714,708)
--------------------------------------------------------------------------------------------------------------------
Decrease in Cash and Cash Equivalents                                 (4,948,508)       (9,451,622)       (7,171,802)
Cash and Cash Equivalents at Beginning of Year                        18,132,794        27,584,416        34,756,218
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                            $ 13,184,286      $ 18,132,794      $ 27,584,416
====================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                              AETRIUM 1999  19

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

RISKS AND UNCERTAINTIES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The company has been part of a prolonged downturn in the semiconductor capital equipment industry. There are a number of estimates in the financial statements which are predicated on the company's assumption of a return to profitability. The realization of $14.8 million of deferred income taxes and $18.2 million of intangible assets and goodwill are based in part or in whole on the continuation of profitable operations. If this assessment by management would change, the recoverability of these assets could be affected in future periods.

RECLASSIFICATIONS:
Certain prior year amounts have been reclassified to conform with the current year presentation.

CASH EQUIVALENTS:
Cash equivalents include highly liquid investments purchased with an original maturity of less than three months.

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

INTANGIBLES:
Goodwill, representing the excess of purchase price over the fair value of net assets of acquired businesses, is amortized on a straight-line basis over 15 years. Costs associated with the purchase of product and patent rights and other intangibles are capitalized and amortized on a straight-line basis over their respective useful lives which generally range from two to ten years.

VALUATION OF LONG-LIVED ASSETS:
The company periodically assesses the potential impairment of its intangible and other long-lived assets based on anticipated undiscounted cash flows.

REVENUE RECOGNITION AND COST OF REVENUE:
Revenue for product sales is generally recognized upon shipment, providing contractual obligations are substantially complete, any post-delivery obligations are inconsequential, and collection of the resulting receivable is reasonably assured. Estimated warranty and other costs associated with revenue are accrued when the related revenue is recorded.

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

REPURCHASES OF COMMON STOCK:
The company accounts for repurchased shares as retirements. The par value of repurchased shares is charged to the common stock account and the excess of the purchase cost over par value is charged to additional paid-in capital.

RECENT ACCOUNTING PRONOUNCEMENTS:
In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues, including equipment sales contracts that contain customer acceptance provisions. A substantial portion of the company's sales is subject to customer acceptance provisions. Implementation of the guidance in SAB 101 was initially to be required in the company's fiscal quarter ended March 31, 2000. However, on March 24, 2000, the SEC amended SAB 101 to delay its implementation for three months in order to allow

20  AETRIUM 1999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


companies more time to study and evaluate the guidance. Management is currently evaluating the impact SAB 101 will have on the company's current accounting policies. If management determines that the implementation of SAB 101 requires a change in the company's revenue recognition policy, the company would likely record a charge for a cumulative effect of a change in accounting principle, in accordance with SAB 101's implementation guidance.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments and hedging activities. The company must adopt this standard no later than January 1, 2001. Management believes the adoption of SFAS No. 133 will not have a material effect on the company's financial statements.

NOTE 3: UNUSUAL CHARGES

COST OF GOODS SOLD:
In the second quarter of 1999, due to continuing excess capacity in the DRAM portion of the industry, one of the company's largest customers, a DRAM manufacturer, announced that they were exiting the merchant market for DRAM devices and would buy minimal equipment in 1999. A second significant customer also indicated that their equipment requirements for DRAM applications would be significantly lower than previously forecasted levels. In response to these events and considering the potential obsolescence associated with upcoming transitions to new products, inventories were analyzed and management determined that a $2.5 million inventory charge was required to properly value inventories at net realizeable value.

In the second quarter of 1998, the company recorded an unusual charge of $3.7 million in cost of goods sold. Due to the sudden, significant decline in business activity in the second quarter of 1998, the delayed and reduced expansion plans on the part of two large customers, and the resulting outlook for significantly lower revenue levels, management reviewed the company's product portfolio and decided to discontinue marketing its TMU-100 thermal management system and Model 900A pick-and-place test handler products because forecasted revenue levels did not justify the required marketing and support costs. Based on these decisions and a revised revenue forecast reflecting a deteriorating industry outlook, management determined that a $3.2 million inventory charge for excess and obsolete inventory was necessary to properly value inventories at net realizeable value. In addition, the company recorded a $0.5 million charge to fulfill a customer warranty claim obligation committed to at that time.

The inventory writedowns in 1999 and 1998 were quantified through a detailed analysis of inventories with consideration given to potential future equipment and spares' sales, and the potential use of common parts in other products.

OPERATING EXPENSES:

In 1999, the company recorded unusual charges as follows (dollars in thousands):

Restructuring charge                          $   352
Write-off intangible asset                      1,155
Other                                             (61)
-------------------------------------------------------
         Total                                $ 1,446
=======================================================

In order to reduce operating costs, the company implemented two workforce reductions in 1999. These reductions included the termination of 48 employees resulting in estimated annual cost savings of approximately $1.8 million. The restructuring charges were recorded in the periods when the affected employees were identified, severance benefits were determined, and the affected employees were notified and terminated. Accordingly, restructuring charges of $190,000 and $162,000 were recorded in the first and second quarters of 1999, respectively. The severance costs were paid prior to December 31, 1999.

At the time of the acquisition of the Equipment Division of WEB in April 1998, WEB had a contractual relationship with a customer to develop and deliver certain automation equipment. A value of $1.4 million was capitalized as an intangible asset related to this customer relationship at the time of the acquisition. In the fourth quarter of 1999, due to a change in its business environment and a shift in its strategic business plan, the customer requested that the company discontinue working on the project that was under contract with them. Prior to December 31, 1999, the company negotiated a termination of the contract with the customer and determined that the project would not be resumed. As a result, management determined that the intangible asset related to this customer relationship was impaired and had no future economic value and the company wrote off the remaining unamortized balance of $1,155,000 at December 31, 1999.

In the second quarter of 1998, the company recorded unusual charges related primarily to a sudden, significant decline in business activity and management actions taken in response to the weakening industry outlook at that time. The unusual charges included the following (dollars in thousands):

Restructuring charge                     $  547
Write-off purchased technology            2,080
In-process research & development         3,900
-----------------------------------------------
         Total                           $6,527
===============================================

In order to bring operating costs more in line with lower anticipated revenue levels, the company completed a workforce reduction in the second quarter of 1998, resulting in a charge of $547,000 for severance pay and related costs. This action included the termination of 50 employees, resulting in estimated annual cost savings of approximately $2.3 million. The workforce reduction was planned, announced, and completed prior to June 30, 1998. Substantially all of the $547,000 in costs was paid during 1998 and the balance of the restructuring accrual remaining at December 31, 1998 was insignificant.

                                                              AETRIUM 1999  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In connection with the decision to discontinue the TMU-100 thermal management system and the Model 900A test handler products discussed previously, management reviewed the capitalized technology related to these products and determined that the technology was not usable in any other products and had no alternative use. Therefore, the remaining unamortized balance of these intangibles amounting to $2,080,000 was written off at June 30, 1998.

In connection with the acquisition of the Equipment Division of WEB, $3,900,000 of the purchase price was allocated to in-process research and development, which amount was expensed in the second quarter of 1998 as the underlying research and development projects had not yet reached technological feasibility. See Note 8.

In 1997, the company recorded unusual charges of $9,459,351. This amount represents in-process research and development related to the acquisitions of FSA ($7,190,809) and the Handler Division of Advantek, Inc. ($2,268,542). See
Note 8.

NOTE 4: SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION

Cash payments for interest and income taxes were as follows:

Year Ended Dec. 31,                         1999         1998        1997
-------------------------------------------------------------------------
Interest paid                             13,884       12,104      18,314
Income taxes paid
  (refunded), net                     (2,428,557)   1,140,894     114,453
=========================================================================

During the years ended December 31, 1999, 1998 and 1997, employees surrendered 41,996 ($380,556 fair market value), 17,293 ($278,203 fair market value), and
73,636 ($1,489,396 fair market value) shares of Common Stock, respectively, as payment for the exercise prices of stock options.

NOTE 5: INVENTORIES

A summary of the composition of inventories is as follows:

December 31,                                   1999            1998
-------------------------------------------------------------------
Purchased parts and
  completed subassemblies               $ 5,181,684     $ 7,292,168
Work-in-process                           3,039,964       4,221,054
Finished goods, including
  demonstration equipment                 1,455,487       2,821,398
-------------------------------------------------------------------
    Total inventories                   $ 9,677,135     $14,334,620

NOTE 6: INTANGIBLE AND OTHER ASSETS

Intangible and other assets are comprised of the following:

December 31,                                     1999            1998
---------------------------------------------------------------------
Goodwill                                 $ 10,436,049    $ 10,436,049
Acquisition-related intangibles             7,719,593       9,507,597
---------------------------------------------------------------------
Other                                         165,228         162,284
---------------------------------------------------------------------
    Total                                  18,320,870      20,105,930
Accumulated amortization                   (3,826,809)     (2,610,598)
---------------------------------------------------------------------
Total intangible and other
  assets, net                            $ 14,494,061    $ 17,495,332
=====================================================================

Acquisition-related intangibles include identifiable assets capitalized in connection with the acquisitions of businesses and product lines such as developed technology, customer lists, and trained workforces. The value of developed technology and customer lists are determined using discounted future cash flow techniques, using assumptions applicable to the circumstances of each situation. The value of trained workforces is determined based upon estimates of replacement cost.

Intangibles are amortized on a straight-line basis over their respective estimated useful lives, as follows: Goodwill - 15 years; Developed Technology - 2 to 8 years; Customer Lists - 10 years; Trained Workforces - 7 years.

As explained in Note 3, write-offs of intangible assets determined to have no future economic value amounted to $1,155,000 and $2,080,000 in 1999 and 1998, respectively. Amortization expense related to intangibles amounted to $1,869,586, $1,671,260, and $337,842 for 1999, 1998 and 1997, respectively.

NOTE 7: OTHER ACCRUED LIABILITIES

Other accrued liabilities are comprised of the following:

December 31,                               1999            1998
------------------------------------------------------------------
Accrued commissions                  $  361,613      $  386,940

Accrued warranty                        821,440         894,811
Customer deposits                       692,607       1,303,555

Other                                   814,304         806,320
------------------------------------------------------------------
    Total other accrued liabilities  $2,689,964      $3,391,626
==================================================================

NOTE 8: ACQUISITIONS

WEB TECHNOLOGY:
On April 1, 1998, the company acquired substantially all of the assets and assumed certain liabilities of the Equipment Division of WEB, a privately held company. The Equipment Division specializes in the design, development, manufacturing and marketing of automatic burn-in board loaders/unloaders and a variety of other electromechanical equipment used by the semiconductor industry to handle and test integrated circuits. The purchase price totaled $23,567,500 including $7,835,000 of cash, 900,000 shares of the company's common stock valued at $15,412,500 and $320,000 of acquisition-related costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition.

22  AETRIUM 1999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The estimated fair value of acquired intangibles, amounted to $20,698,423. Of this amount, $3,900,000, or approximately 17% of the total purchase price, was allocated to in-process research and development, which amount was charged against operations in 1998 as the underlying research and development projects had not yet reached technological feasibility.

Handler Division of Advantek Inc.:

Effective October 31, 1997, the company acquired certain assets and assumed certain liabilities of the Handler Division of Advantek Inc. The Handler Division's products included integrated circuit test handlers which utilize "pick-and-place" technology. The purchase price totaled $4,565,298 including $4,170,298 of cash and $395,000 of acquisition-related costs. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition. The acquisition included $2,268,542 related to in-process research and development, which was charged against income in 1997 as the underlying research and development projects had not yet reached technological feasibility.

FORWARD SYSTEMS AUTOMATION:

On April 1, 1997, the company acquired substantially all of the assets and assumed certain liabilities of Forward Systems Automation Inc. ("FSA"), a privately held manufacturer of equipment for the semiconductor and electronic component industry. The purchase price totaled $9,132,869 including $4,000,000 of cash, 186,000 shares of the company's common stock valued at $2,499,840, $250,000 of acquisition-related costs and $2,383,029 of assumed liabilities. The acquisition was accounted for as a purchase and, accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition. The acquisition included $7,190,809 related to in-process research and development, which was charged against income in 1997 as the underlying research and development projects had not yet reached technological feasibility.

The estimated fair values of the acquired assets described above were determined using traditional valuation techniques such as estimating future discounted cash flows and estimating replacement cost as appropriate in the circumstances. The valuations incorporated management's best estimates for future revenue and profitability from products in the process of development at the time of acquisition. As is the case with all projections of future events, actual results could differ. Additionally, the Securities and Exchange Commission could challenge these valuations, including valuations of acquired in-process research and development. If the assumptions or valuation methods used in determining fair values were to be changed, the company's financial statements could be affected because allocations to in-process research and development which have been expensed could be reallocated to intangible assets which would result in higher amortization expense in future periods.

PRO FORMA INFORMATION:

The company's consolidated financial statements include the results of the WEB Equipment Division operations since April 1, 1998; the Advantek Handler Division operations since October 31, 1997; and FSA operations since April 1, 1997. The following table presents the consolidated results of operations of the company on an unaudited pro forma basis as if the acquisitions had taken place at the beginning of the respective year of acquisition and the immediately preceding year (in thousands, except per share data):

Year Ended Dec. 31,                              1998        1997
-------------------------------------------------------------------
Unaudited pro forma
Net Sales                                   $  62,613   $  78,458
Net income (loss)                              (6,882)      5,762
Net income (loss) per diluted share         $    (.71)  $     .58
-------------------------------------------------------------------
Reported net income (loss)
  per diluted share before
  acquisition-related charges               $    (.75)  $     .88
-------------------------------------------------------------------

The acquisition-related charges for in-process research and development are not reflected in the pro forma results presented above. The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of the periods presented or the results which may occur in the future.

NOTE 9: LONG-TERM DEBT AND CREDIT AGREEMENT

As of December 31, 1999, the company had no outstanding long-term debt. The company has a line of credit with a bank which provides for borrowings up to the lesser of $5,000,000, or 80% of eligible accounts receivable and 50% of eligible inventory. The line of credit is secured by receivables, inventory and general intangibles. There were no line of credit advances outstanding as of December 31, 1999 and 1998.

NOTE 10: LEASE OBLIGATIONS

The company leases two adjacent buildings in North St. Paul, Minn. from a partnership controlled by certain shareholders of the company under two separate lease agreements which each expire in 2006. None of the shareholders in the partnership are either directors or officers of the company. The company leases its Grand Prairie, Texas facility from a partnership controlled by a shareholder who was also an officer of the company until he resigned in January 2000. The company believes the terms of these leases are competitive with comparable local properties. The company also leases certain equipment and other facilities under various operating leases. Rent expense under all operating leases was as follows:

Year Ended Dec. 31,                           1999         1998          1997
-------------------------------------------------------------------------------
Paid to shareholders                    $  583,776   $  529,268    $  336,927
Paid to others                             943,163      803,672       631,069
-------------------------------------------------------------------------------
Total rent expense                      $1,526,939   $1,332,940    $  967,996

                                                              AETRIUM 1999  23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Future minimum annual lease payments under operating leases are as follows:

-----------------------------------------
2000                          $ 1,241,000
2001                            1,222,000
2002                            1,226,000
2003                            1,037,000
2004                              894,000
Thereafter                      2,940,000
-----------------------------------------
Total minimum lease payments  $ 8,560,000
=========================================

NOTE 11: COMMON STOCK

In connection with the April 1, 1998 acquisition of the Equipment Division of WEB, the company entered into agreements with certain WEB shareholders whereby the company received a right of first refusal on common shares issued to such shareholders. In 1999 and 1998, respectively, the company repurchased 56,150 shares for $430,059 and 243,850 shares for $1,771,019 pursuant to such agreements.

NOTE 12: STOCK OPTIONS

In 1993, the company's shareholders approved the adoption of the 1993 Stock Incentive Plan ("the Plan"). Employees, officers, directors, consultants and independent contractors providing services to the company are eligible to receive awards under the Plan. The number of shares available for issuance under the Plan is equal to 17.5% of the aggregate number of shares of common stock outstanding less the total number of shares of common stock issuable upon the exercise or conversion of any stock options, warrants or other stock rights. The Plan is administered by the Compensation Committee of the Board of Directors and provides for the granting of: (a) stock options; (b) stock appreciation rights;
(c) restricted stock; (d) performance awards; and (e) stock awards valued in whole or in part by reference to or otherwise based upon the company's stock. Options granted under the Plan may be incentive stock options or nonqualified stock options. The Plan provides that the Compensation Committee may, at its discretion, allow the exercise price of stock options to be paid, in whole or in part, by tendering previously acquired shares that have been held by the option holder for at least six months. The Plan will terminate on June 8, 2003.



The following table summarizes activity under the company's stock option plans:

                                                                Outstanding Options
                                              --------------------------------------------------------
                                                                             Range of Weighted Average
                                                  Number of Shares    Exercise Prices  Exercise Price
-----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                 999,182    $ 1.39 TO 18.81            9.59
  Options granted                                          360,000     16.63 to 17.19           16.71
  Options exercised                                       (285,998)     1.39 to 10.25            7.96
  Options canceled                                         (22,840)     6.58 to 10.25            8.33
-----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                               1,050,344      6.58 TO 18.81           12.50
  Options granted                                        1,026,000      5.63 to 14.88            7.63
  Options exercised                                        (57,383)     6.58 to 10.25            7.08
  Options canceled                                        (572,897)     6.58 to 17.18           15.18
-----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                               1,446,064      5.63 TO 18.81            8.15
  Options granted                                          178,500      5.88 to  7.08            6.59
  Options exercised                                        (69,192)     6.63 to  8.34            6.96
  Options canceled                                         (84,536)     5.63 to 16.63            8.25
-----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                               1,470,836    $ 5.63 TO 18.81        $   8.01
-----------------------------------------------------------------------------------------------------
OPTIONS EXERCISABLE AS OF DECEMBER 31, 1999                685,326    $ 5.63 TO 18.81        $   9.61
=====================================================================================================

The following table summarizes information related to stock options outstanding at December 31, 1999, all of which are nonqualified options which become exercisable over a four- to five-year period and generally expire five years after the grant date:

                              Options Outstanding                                            Options Exercisable
-----------------------------------------------------------------------------      ---------------------------------------
                           Number            Weighted                                  Number                   Weighted
          Range of     Oustanding   Average Remaining      Weighted Average           Exercisable                Average
   Exercise Prices    at 12/31/99    Contractual Life        Exercise Price           at 12/31/99         Exercise Price
-----------------------------------------------------------------------------      --------------------------------------
$    5.63 to  7.08      1,018,000           3.9 years              $   6.51            251,458               $  6.47
    10.25 to 18.81        452,836           1.5 years                 11.39            433,867                 11.43
-----------------------------------------------------------------------------      ---------------------------------------
$    5.63 to 18.81      1,470,836           3.2 years              $   8.01            685,326               $  9.61
=============================================================================      =======================================

24  AETRIUM 1999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


As required, the company adopted Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation" in 1996. As permitted by FAS No. 123, the company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation expense has been recorded for options granted under the Plan, as the exercise price has been equal to the market price of the underlying stock on the dates of grant. If the company had elected to recognize compensation expense based on the fair value of the options at the grant date as prescribed by FAS No. 123, net income (loss) and net income (loss) per share would have been as reflected in the pro forma amounts indicated below (in thousands, except per share amounts):

Year Ended Dec. 31,                    1999          1998        1997
---------------------------------------------------------------------
Net income (loss):
     As reported                  $  (9,013)    $  (9,450)  $   1,229
     Pro forma                    $  (9,938)    $ (10,444)  $     389
Net income (loss) per
 basic and diluted share:
     As reported                  $    (.95)    $   (1.00)  $     .14
     Pro forma                    $   (1.05)    $   (1.11)  $     .04

The weighted-average fair value per option at the date of grant for options granted in 1999, 1998, and 1997 was $2.76, $3.14, and $7.28, respectively. The fair value of options was estimated using the Black-Scholes option-pricing model with the following assumptions:

                                         1999          1998         1997
------------------------------------------------------------------------
Expected dividend level                    0%             0%           0%
Expected stock price volatility           50%            49%          42%
Risk-free interest rate                  5.5%           5.2%         6.2%
Expected life of options (years)         3.5            3.5          3.5

During the years ended December 31, 1999, 1998 and 1997, in connection with certain stock option exercises, employees surrendered 48,649 ($451,179 fair market value), 28,631 ($468,295 fair market value), and 134,678 ($2,697,489 fair market value) shares of common stock, respectively, as payment for the exercise prices of such options and related withholding tax obligations.

The company recorded a tax benefit of $58,353, $163,719, and $1,205,272 for the years ending December 31, 1999, 1998 and 1997, respectively, related to the exercise of nonqualified stock options, which amounts have been credited to Additional Paid-in Capital.

NOTE 13: EMPLOYEE SAVINGS 401(k) AND STOCK
PURCHASE PLANS

The company has a 401(k) employee savings plan which covers all employees who are at least 21 years of age and have at least three months of service. Company contributions to the plan were $231,377, $406,539, and $312,803 in 1999, 1998 and 1997, respectively.

The company has a nonqualified employee stock purchase plan. Full-time eligible employees may purchase shares of common stock by contributing to the plan through payroll deductions. Employee contributions to the plan are limited to 10% of each employee's base compensation. The plan purchases shares on the open market at fair market value. At its discretion, the company may choose to contribute to the plan. The company contributed $18,921, $12,828, and $10,444 to the plan in 1999, 1998 and 1997, respectively.

                                                              AETRIUM 1999  25

NOTE 14: INCOME TAXES

The provision (benefit) for income taxes is made up of the following components:

Year Ended December 31,                                                  1999             1998             1997
-----------------------------------------------------------------------------------------------------------------
Current tax provision (benefit):
   Federal                                                        $   711,000      $(2,797,000)     $ 2,205,000
   State                                                               42,000          184,000          302,000
-----------------------------------------------------------------------------------------------------------------
   Total current provision (benefit)                                  753,000       (2,613,000)       2,507,000
-----------------------------------------------------------------------------------------------------------------
Deferred tax provision (benefit):
   Federal                                                         (6,384,000)      (1,896,000)      (1,941,000)
   State                                                             (376,000)        (353,000)        (265,000)
-----------------------------------------------------------------------------------------------------------------
   Total deferred provision (benefit)                              (6,760,000)      (2,249,000)      (2,206,000)
-----------------------------------------------------------------------------------------------------------------
Total provision (benefit) for income taxes                        $(6,007,000)     $(4,862,000)     $   301,000
=================================================================================================================

An analysis of the effective tax rate on earnings and a reconciliation from the expected statutory rate are as follows:

Year Ended December 31,                                                  1999             1998             1997
-----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                $(15,020,106)    $(14,312,004)    $  1,529,946
Statutory federal tax rate                                                 34%              34%              34%
Tax expense (benefit) computed at federal statutory rate         $ (5,106,836)    $ (4,866,081)    $    520,182
State taxes, net of federal benefit                                  (220,440)        (111,540)          24,420
Increase (decrease) in tax from:
   Goodwill amortization                                               60,067           19,368           19,368
   Foreign sales corporation benefit                                  (93,626)               -         (204,000)
   Tax-exempt interest income                                         (33,154)        (108,869)        (313,480)
   Business meals and entertainment                                    38,544           44,200           40,834
   Tax credits                                                       (456,000)               -                -
   Other, net                                                        (195,558)         160,922          213,676
-----------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                             $ (6,007,000)    $ (4,862,000)    $    301,000
=================================================================================================================

Deferred tax assets (liabilities) are comprised of the following:

December 31,                                                             1999             1998             1997
----------------------------------------------------------------------------------------------------------------
Accounts receivable, principally due to allowances for returns
  and doubtful accounts                                          $    159,410     $    182,588     $     88,271
Inventories, principally due to reserves for obsolescence and additional costs inventoried for tax purposes pursuant to the
  Tax Reform Act of 1986                                            1,271,503          955,270          341,352
Employee compensation and benefits accrued for financial
  reporting purposes                                                  105,825           92,142          135,496
Amortization of intangibles                                         6,635,959        6,593,709        5,595,033
Tax credits and net operating loss carryforwards                    6,309,244                -                -
Other, net                                                            319,808          159,605         (425,838)
-----------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                            $14,801,749      $ 7,983,314      $ 5,734,314
=================================================================================================================

At December 31, 1999, the company has net deferred tax assets of $14.8 million. Based on an assessment of the company's taxable earnings history and prospective future taxable income as well as tax planning strategies available to management, which could include the sale or disposal of assets to produce current taxable income, management has determined that it is more likely than not that its net deferred tax assets will be realized in future periods. The company expects to become profitable during 2000. However, the company may provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.

26  AETRIUM 1999

NOTE 15: BUSINESS SEGMENT, GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION, AND CONCENTRATION OF CREDIT RISK

The company views its operations and manages its business as one segment, supplying electromechanical equipment to the semiconductor and electronic component industry. Factors used to identify the company's single operating segment include the organizational structure of the company and the financial information used by executive management in making decisions about how to allocate resources and assess performance. The following table sets forth the various components of net sales by product line as a percentage of total sales:

Year Ended December 31,                                        1999          1998          1997
------------------------------------------------------------------------------------------------
Test handlers                                                    46%           48%           54%
IC Automation products                                           26            26            24
Reliability and environmental test products                      12            12            10
Change kits and spare parts                                      16            14            12
------------------------------------------------------------------------------------------------
        Total                                                   100%          100%          100%
================================================================================================

Foreign sales from the United States were as follows:

Year Ended December 31,                                        1999          1998          1997
------------------------------------------------------------------------------------------------
Asia                                                    $11,445,000   $ 9,065,000   $11,990,000
Europe                                                    1,916,000     4,933,000     7,720,000
Other                                                     2,052,000     1,133,000        50,000
------------------------------------------------------------------------------------------------
        Total                                           $15,413,000   $15,131,000   $19,760,000
================================================================================================

Sales to a single customer represented 10.7%, 19.7% and 10.1% of total net sales in 1999, 1998, and 1997, respectively. Sales to a second customer represented 14.4% and 11.8% of total net sales in 1999 and 1997, respectively. Sales to a third customer represented 11.5% of total net sales in 1998. Sales to a fourth customer represented 18.2% and sales to a fifth customer represented 14.0% of total net sales in 1997.

The company sells its products principally to manufacturers of integrated circuits, other electronic components, and semiconductor equipment. Its accounts receivable balance is concentrated with customers principally in one industry; however, the company regularly monitors the creditworthiness of its customers and credit losses have historically been minimal.

NOTE 16: SUBSEQUENT EVENT - RESTRUCTURING ACTIVITIES

In January 2000, the company announced plans to restructure certain of its operations as follows:

The company will be closing its Lawrence, Mass. facility. Management is exploring the potential sale of certain assets associated with the Lawrence operation, including its environmental test equipment product line. The Thermal Forcing System product and the development activities associated with the company's proprietary conductive thermal technology will be transferred to the company's North St. Paul facility. Management expects that operations will cease at the Lawrence facility by March 31, 2000 and the facility will be vacated by May 15, 2000.

The company's two operations in Texas will be consolidated. Strategically significant manufacturing and development activities being conducted at the Grand Prairie facility will be transferred to the company's Dallas facility where operations associated with its WEB product line are located. This transfer was substantially completed in mid-March and the Grand Prairie facility is expected to be closed by March 31, 2000.


In connection with these restructuring activities, the company expects that it will record unusual charges of approximately $2.5 to $3.0 million in the quarter ended March 31, 2000, including costs associated with the termination of approximately 60 employees.

                                                              AETRIUM 1999  27

SELECTED CONSOLIDATED FINANCIAL DATA

FIVE YEAR SUMMARY

(In thousands, except per share data)

Year Ended December 31,                          1999           1998              1997             1996             1995
------------------------------------------------------------------------------------------------------------------------
Statement of operations data:
  Net sales                                 $  37,188        $59,619        $   67,575        $  58,387        $  47,631
  Income (loss) from operations               (15,628)(1)    (15,276)(2)           383(3)        12,376            4,359(4)
  Net income (loss)                            (9,013)(1)     (9,450)(2)         1,229(3)         9,242            3,356(4)
  Net income (loss) per share:
    Basic                                        (.95)(1)      (1.00)(2)           .14(3)          1.10              .48(4)
    Diluted                                      (.95)(1)      (1.00)(2)           .14(3)          1.08              .46(4)
------------------------------------------------------------------------------------------------------------------------

December 31,                                     1999           1998              1997             1996             1995
------------------------------------------------------------------------------------------------------------------------
Balance sheet data:
  Total assets                              $  63,604        $72,444        $   70,894          $61,718        $  61,600
  Long-term debt, less current portion              -              -                 -                -                -
------------------------------------------------------------------------------------------------------------------------

1. INCLUDES UNUSUAL PRE-TAX CHARGES TOTALING $3.9 MILLION RELATED TO INVENTORY RESERVES, RESTRUCTURING CHARGES, AND ASSET WRITE-OFFS. EXCLUDING THESE CHARGES, THE LOSS FROM OPERATIONS, NET LOSS, AND NET LOSS PER BASIC AND DILUTED SHARE WOULD HAVE BEEN $(11,682), $(6,644), AND $(.70), RESPECTIVELY. SEE NOTE 3 TO THE CONSOLIDATED FINANCIAL STATEMENTS.
2. INCLUDES UNUSUAL PRE-TAX CHARGES TOTALING $10.2 MILLION RELATED TO INVENTORY RESERVES, RESTRUCTURING CHARGES, AND ASSET WRITE-OFFS. EXCLUDING THESE CHARGES, THE LOSS FROM OPERATIONS, NET LOSS, AND NET LOSS PER BASIC AND DILUTED SHARE WOULD HAVE BEEN $(5,053), $(2,510), AND $(.27), RESPECTIVELY. SEE NOTE 3 TO THE CONSOLIDATED FINANCIAL STATEMENTS.
3. INCLUDES UNUSUAL PRE-TAX CHARGES TOTALING $9.5 MILLION RELATED TO PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. EXCLUDING THESE CHARGES, INCOME FROM OPERATIONS, NET INCOME, NET INCOME PER BASIC SHARE, AND NET INCOME PER DILUTED SHARE WOULD HAVE BEEN $9,843, $7,851, $.91, AND $.88, RESPECTIVELY. SEE NOTE 3 TO THE CONSOLIDATED FINANCIAL STATEMENTS.
4. INCLUDES AN UNUSUAL PRE-TAX CHARGE OF $6.3 MILLION RELATED TO PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. EXCLUDING THIS CHARGE, INCOME FROM OPERATIONS, NET INCOME, NET INCOME PER BASIC SHARE, AND NET INCOME PER DILUTED SHARE WOULD HAVE BEEN $10,698, $7,792, $1.10, AND $1.06, RESPECTIVELY.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)

                                                       First      Second       Third     Fourth
-------------------------------------------------------------------------------------------------
1999 Net sales                                      $  8,057    $  8,013    $ 10,106   $ 11,012
   Gross profit                                        3,227         853(1)    4,353      4,846
   Net income (loss)                                  (2,294)(1)  (3,503)(1)  (1,522)    (1,694)(1)
   Net income (loss) per basic and diluted share        (.24)(1)    (.37)(1)    (.16)      (.18)(1)
-------------------------------------------------------------------------------------------------
1998 Net sales                                      $ 20,481    $ 16,108    $ 12,009   $ 11,021
   Gross profit                                       10,283       3,956(1)    4,965      4,874
   Net income (loss)                                   2,383      (7,770)(1)  (2,216)    (1,847)
   Net income (loss) per basic and diluted share         .27        (.80)(1)    (.23)      (.19)
-------------------------------------------------------------------------------------------------

1. THESE QUARTERLY RESULTS INCLUDE UNUSUAL CHARGES SUCH AS INVENTORY AND OTHER ASSET WRITEDOWNS, RESTRUCTURING CHARGES, AND ACQUISITION-RELATED CHARGES DISCUSSED ELSEWHERE IN THIS REPORT. SEE NOTE 3 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

PRICE RANGE OF THE COMPANY'S COMMON STOCK

                                             First      Second       Third     Fourth
                                           Quarter     Quarter     Quarter    Quarter
--------------------------------------------------------------------------------------
1999     High                            $   12.44   $    9.25   $   10.88   $   7.50
         Low                             $    5.50   $    5.38   $    6.25   $   5.13
--------------------------------------------------------------------------------------
1998     High                            $   19.00   $   17.50   $    9.50   $  11.50
         Low                             $   12.75   $    7.25   $    4.50   $   3.63
--------------------------------------------------------------------------------------

The company's common stock is quoted on the Nasdaq National Market under the symbol "ATRM." As of March 13, 2000, there were approximately 200 shareholders of record. The company estimates that an additional 5,500 shareholders own stock held for their accounts at brokerage firms and financial institutions.

DIVIDENDS

The company has never paid cash dividends on common stock. The company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.


28  AETRIUM 1999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CORPORATE INFORMATION

CORPORATE MANAGEMENT

Joseph C. Levesque
Chairman, President and
Chief Executive Officer

Darnell L. Boehm
Chief Financial Officer and Secretary

Douglas L. Hemer
Group Vice President

Paul H. Askegaard
Treasurer

Daniel M. Koch
Vice President, Worldwide Sales

John J. Pollock
Vice President, Corporate Marketing

Venu Turlapaty
Vice President, Product Planning

Stephen P. Weisbrod
Vice President, Corporate Technology

BOARD OF DIRECTORS

Joseph C. Levesque
Chairman of the Board,
President and Chief Executive Officer,
Aetrium Incorporated

Darnell L. Boehm
Chief Financial Officer and Secretary,
Aetrium Incorporated

Douglas L. Hemer
Group Vice President,
Aetrium Incorporated

Terrence W. Glarner
President,
West Concord Ventures, Inc.

Andrew J. Greenshields
Founding Partner,
Pathfinder Venture Capital Funds

Terrance J. Nagel
President/CEO,
NOW Technologies, Inc.

DIVISION MANAGEMENT

Roger J. Hopkins
Vice President and General Manager
San Diego Operations

Timothy G. Foley
Vice President, Operations
North St. Paul Operations

Gerald C. Clemens
Vice President,
Reliability Test Products

Keith E. Williams
President,
Dallas Operations

INVESTOR INFORMATION

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Minneapolis, Minn.

LEGAL COUNSEL
Oppenheimer Wolff & Donnelly LLP
Minneapolis, Minn.

STOCK LISTING
NASDAQ symbol: ATRM

TRANSFER AGENT AND REGISTRAR
Harris Trust & Savings Bank
Chicago, Ill.
(312) 588-4131

PRINCIPAL MARKET MAKERS
Dain Rauscher Inc.
John G. Kinnard & Company
Needham & Company
R.J. Steichen & Company
Adams, Harkness & Hill, Inc.

ANNUAL MEETING

The annual meeting of shareholders of
Aetrium Incorporated will be held on
Tuesday, May 23, 2000 at 4:00 p.m. at Aetrium's Corporate Headquarters, 2350 Helen Street, North St. Paul, MN.

10-K REPORT
A copy of the company's Annual

Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained free of charge by writing to Investor Relations:

AETRIUM INCORPORATED

2350 Helen Street
North St. Paul, MN  55109 USA

Telephone: (651) 704-1800
Fax: (651) 704-0339

Web site: www.aetrium.com
E-mail: investorrelations@aetrium.com